FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2003

British Sky Broadcasting Group plc

(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Special Report is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

CERTAIN FORWARD LOOKING STATEMENTS
ITEM 1: INTERIM FINANCIAL STATEMENTS (UK GAAP)
ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
INTRODUCTION
OVERVIEW AND RECENT DEVELOPMENTS
OPERATING RESULTS
BALANCE SHEET
SEASONALITY
LIQUIDITY AND CAPITAL RESOURCES
OFF-BALANCE SHEET ARRANGEMENTS
CONTINGENT LIABILITIES
CASH FLOWS
TREND INFORMATION
RESEARCH AND DEVELOPMENT
CRITICAL ACCOUNTING POLICIES
ADOPTION OF NEW ACCOUNTING STANDARDS
US GAAP RECONCILIATION
MEMORANDUM AND ARTICLES OF ASSOCIATION
MATERIAL CONTRACTS
ITEM 3: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 4: RATIO OF EARNINGS TO FIXED CHARGES
ITEM 5: SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
ITEM 6: SUPPLEMENTAL GUARANTOR INFORMATION
GLOSSARY OF TERMS

BRITISH SKY BROADCASTING GROUP PLC

SIX MONTH PERIOD ENDED DECEMBER 31, 2002

CERTAIN FORWARD LOOKING STATEMENTS

This Interim Report on Form 6-K contains forward looking statements. These forward looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions.

Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

We operate in a competitive environment, and a number of factors could affect our ability to achieve our goals, including, but not limited to, the effects of government regulation upon our activities; our ability to continue to obtain exclusive rights to movies, sports events and other programming content; the risks associated with our operation of digital television transmission in the UK and the Republic of Ireland as well as our US dollar/pound sterling and euro/pound sterling exchange rate exposure.

These risks and uncertainties are described in Item 2 “Operating and Financial Review and Prospects” and elsewhere in this Interim Report on Form 6-K. We caution you not to place undue reliance on these forward looking statements, which reflect our management’s view only as of the date of this Report. The forward looking statements made in this Interim Report on Form 6-K relate only to events, of which we are aware, as of the date on which the statements are made.

ITEM 1:  INTERIM FINANCIAL STATEMENTS (UK GAAP)

Consolidated Profit and Loss Account for the half year ended December 31, 2002

		2002/2003	2002/2003		2001/2002	2001/2002
		Half year	Half year		Half year	Half year
		Before goodwill	Goodwill	2002/2003	Before goodwill	Goodwill	2001/2002
		and exceptional	and exceptional	Half year	and exceptional	and exceptional	Half year
	Notes	items	items	Total	items	items	Total

		£m	£m	£m	£m	£m	£m
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Turnover: Group and share of joint ventures’ turnover		1,549.8	—	1,549.8	1,413.7	—	1,413.7
Less: share of joint ventures’ turnover		(38.5)	—	(38.5)	(93.1)	—	(93.1)
Group turnover	2	1,511.3	—	1,511.3	1,320.6	—	1,320.6

Operating expenses, net	3	(1,353.0)	(63.7)	(1,416.7)	(1,250.5)	(59.8)	(1,310.3)
Operating profit (loss)		158.3	(63.7)	94.6	70.1	(59.8)	10.3

Share of operating results of joint ventures	4	1.7	—	1.7	(59.8)	—	(59.8)
Joint ventures’ goodwill amortization	9	—	—	—	—	(1,083.4)	(1,083.4)
Profit on sale of fixed asset investment	9	—	—	—	—	2.3	2.3
Amounts written off fixed asset investments, net	9	—	(18.8)	(18.8)	—	(60.0)	(60.0)
Release of provision for loss on disposal of subsidiary		—	—	—	—	10.0	10.0
Profit (loss) on ordinary activities before interest and taxation		160.0	(82.5)	77.5	10.3	(1,190.9)	(1,180.6)

Interest receivable and similar income		2.0	—	2.0	8.5	—	8.5
Interest payable and similar charges		(62.9)	—	(62.9)	(80.3)	—	(80.3)
Profit (loss) on ordinary activities before taxation		99.1	(82.5)	16.6	(61.5)	(1,190.9)	(1,252.4)

Tax credit (charge) on profit (loss) on ordinary activities	5	1.0	(1.5)	(0.5)	(5.5)	(95.6)	(101.1)
Profit (loss) on ordinary activities after taxation		100.1	(84.0)	16.1	(67.0)	(1,286.5)	(1,353.5)

Equity dividends — paid and proposed	6			—			—
Retained profit (loss)	10			16.1			(1,353.5)

Earnings (loss) per share — basic	7			0.8p			(71.8p )
Earnings (loss) per share — diluted	7			0.8p			(71.8p )

The accompanying notes are an integral part of this consolidated Profit and Loss Account.

Consolidated Balance Sheet as at December 31, 2002

		December 31,	June 30,
	Notes	2002	2002

		£m	£m
		(unaudited)	(audited)
Fixed assets
Intangible assets	8	593.7	657.4
Tangible assets		336.5	343.0
Investments	9	108.0	128.9

		1,038.2	1,129.3

Current assets
Stocks		627.3	414.2
Debtors: Amounts falling due within one year		432.7	400.9
Debtors: Amounts falling due after more than one year		203.8	207.0
Cash at bank and in hand		51.1	50.3

		1,314.9	1,072.4

Creditors: Amounts falling due within one year
— short-term borrowings		(0.5)	(1.5)
— other creditors		(1,179.6)	(903.9)
		(1,180.1)	(905.4)

Net current assets		134.8	167.0

Total assets less current liabilities		1,173.0	1,296.3

Creditors: Amounts falling due after more than one year
— long-term borrowings		(1,436.7)	(1,576.9)
— other creditors		(17.0)	(16.0)
		(1,453.7)	(1,592.9)

Provisions for liabilities and charges		(3.5)	(4.1)
		(284.2)	(300.7)

Capital and reserves — equity
Called-up share capital	10	968.4	946.7
Share premium	10	2,530.2	2,409.8
Shares to be issued	10	2.7	255.8
Merger reserve	10	335.7	266.7
Profit and loss account	10	(4,121.2)	(4,179.7)

	10	(284.2)	(300.7)

The accompanying notes are an integral part of this consolidated Balance Sheet.

Consolidated Cash Flow Statement for the half year ended December 31, 2002

		2002/2003	2001/2002
	Notes	Half year	Half year

		£m	£m
		(unaudited)	(unaudited)
Net cash inflow (outflow) from operating activities	11a	254.5	(177.9)

Returns on investments and servicing of finance
Interest received and similar income		1.7	6.7
Interest paid and similar charges on external financing		(67.5)	(68.9)
Interest element of finance lease payments		(0.3)	(0.2)

Net cash outflow from returns on investments and servicing of finance		(66.1)	(62.4)

Capital expenditure and financial investment
Payments to acquire tangible fixed assets		(43.9)	(49.3)
Receipts from sales of fixed asset investments		—	0.4
Receipts from sales of intangible assets		—	0.6
Purchase of own shares (ESOP)		—	(6.7)

Net cash outflow from capital expenditure and financial investment		(43.9)	(55.0)

Acquisitions and disposals
Funding to joint ventures		(5.3)	(3.3)
Repayments of funding from joint ventures		2.4	1.9

Net cash outflow from acquisitions and disposals		(2.9)	(1.4)

Net cash inflow (outflow) before management of liquid resources and financing		141.6	(296.7)

Management of liquid resources
Decrease in short-term deposits	11b	0.5	55.3

Financing
Proceeds from issue of ordinary shares		0.5	11.8
Payments made on the issue of ordinary shares		(0.1)	(1.8)
Capital element of finance lease payments	11b	(1.2)	(0.4)
Net (decrease) increase in total debt	11b	(140.0)	150.0

Net cash (outflow) inflow from financing		(140.8)	159.6

Increase (decrease) in cash	11b	1.3	(81.8)

Decrease (increase) in net debt	11b	142.0	(286.7)

The accompanying notes are an integral part of this consolidated Cash Flow Statement.

Consolidated Statement of Total Recognized Gains and Losses for the half year ended December 31, 2002

		2002/2003	2001/2002
	Notes	Half year	Half year

		£m	£m
		(unaudited)	(unaudited)
Profit (loss) for the period	10	16.1	(1,353.5)
Translation differences on foreign currency net investment		—	1.4

Total gains and losses relating to the period		16.1	(1,352.1)

Included within the profit (loss) for the period is a £0.8 million profit (2001/2002: £63.1 million loss) in respect of the Group’s share of the results of joint ventures.

The accompanying notes are an integral part of this consolidated Statement of Total Recognized Gains and Losses.

Notes to Accounts

1  Basis of preparation

The interim accounts for the half year ended December 31, 2002 have been prepared in accordance with accounting policies consistent with those applied in the accounts for the year ended June 30, 2002, which were approved by the Directors on July 30, 2002. The interim accounts for the six months ended December 31, 2002 do not constitute statutory accounts and are unaudited. The interim accounts were approved by the Board of Directors on February 13, 2003.

The financial information for the 2001/2002 full year is extracted from the accounts for that year which have been filed with the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain any statement under section 237(2) or (3) of the Companies Act 1985.

At December 31, 2002, the Group’s balance sheet showed net liabilities of £284.2 million. The Directors consider that the operating cash flows of the Group, together with its own bank facilities, will be sufficient to cover the Group’s projected operating requirements and to settle or refinance the Group’s other liabilities as they fall due. Accordingly the interim accounts are prepared on a going concern basis.

2  Turnover

The Group’s turnover, whilst deriving from one class of business, has been analyzed as follows:

	2002/2003	2001/2002
	Half year	Half year

	£m	£m
	(unaudited)	(unaudited)
Direct-to-home subscribers	1,112.0	904.9
Cable and DTT subscribers	98.0	147.5
Advertising	133.0	118.1
Interactive	90.8	91.0
Other	77.5	59.1

	1,511.3	1,320.6

3  Operating expenses, net

	2002/2003	2002/2003		2001/2002	2001/2002
	Half year	Half year		Half year	Half year
	Before goodwill	Goodwill	2002/2003	Before goodwill	Goodwill	2001/2002
	and exceptional	and exceptional	Half year	and exceptional	and exceptional	Half year
	items	items	Total	items	items	Total

	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Programming (i)	744.2	—	744.2	657.4	—	657.4
Transmission and related functions (i)	73.5	—	73.5	71.9	—	71.9
Marketing	215.6	—	215.6	220.2	—	220.2
Subscriber management	161.2	—	161.2	146.5	—	146.5
Administration	118.6	63.7	182.3	107.8	59.8	167.6
Betting	39.9	—	39.9	46.7	—	46.7

	1,353.0	63.7	1,416.7	1,250.5	59.8	1,310.3

(i)	The amounts shown are net of £7.3 million (2001/2002: £5.0 million) receivable from the disposal of programming rights not acquired for use by the Group, and £12.0 million (2001/2002: £11.9 million) in respect of the provision to third party broadcasters of spare transponder capacity.

4  Share of operating results of joint ventures

	2002/2003	2001/2002
	Half year	Half year

	£m	£m
	(unaudited)	(unaudited)
KirchPayTV GmbH & Co KGaA (“KirchPayTV”) operating loss	—	(57.1)
Programming joint ventures’ operating profit (loss), net	1.7	(2.7)

	1.7	(59.8)

This relates to the Group’s equity share of the operating results of the Group’s joint ventures.

By February 8, 2002, the Group considered that its relationship with KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date. Therefore the Group considered that from February 8, 2002 it was no longer appropriate to account for its interest in KirchPayTV as a joint venture, and ceased accounting for KirchPayTV’s losses using the gross equity method from that date.

5  Tax on profit (loss) on ordinary activities

Analysis of charge (credit) in period:

	2002/2003	2001/2002
	Half year	Half year

	£m	£m
	(unaudited)	(unaudited)
Tax charge (credit) on profit before exceptional items:
Current tax	26.7	—
Deferred tax	(35.9)	4.9
Adjustment in respect of prior year — deferred tax	7.2	—
Share of joint ventures’ tax charge	1.0	0.6

	(1.0)	5.5

Exceptional tax charge (credit):
Current tax	1.5	—
Exceptional deferred tax charge (i)	—	95.6

	1.5	95.6

	0.5	101.1

During the period the Group recognized a deferred tax asset of £37.1 million in respect of tax losses carried forward and £3.3 million in respect of fixed asset timing differences. The Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that there will be suitable taxable profits against which these assets can be utilized.

At December 31, 2002, a deferred tax asset of £134.4 million (June 30, 2002: £167.6 million), arising principally from losses in the Group, has not been recognized. These losses can be offset only against taxable profits generated in the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses.

(i)	An exceptional deferred tax charge of £95.6 million was made at December 31, 2001, against which £12.3 million was written back at June 30, 2002 as a result of the utilization of tax losses.

6  Dividends

The Directors do not propose a dividend for the period (2001/2002: nil).

7  Earnings (loss) per share

Basic earnings (loss) per share represents the profit (loss) attributable to the equity shareholders in each period divided by the weighted average number of Ordinary Shares in issue during the period less the weighted average number of shares held in the Group’s ESOP trust of 1,898,715,178 (2001/2002: 1,886,064,965).

Diluted earnings (loss) per share represents the profit (loss) attributable to the equity shareholders divided by the weighted average number of Ordinary Shares in issue during the period, as adjusted for the weighted average number of Ordinary Shares that would be issued on the conversion of all dilutive potential Ordinary Shares into Ordinary Shares and the weighted average number of shares held in the Group’s ESOP trust of 1,898,715,178 (2001/2002: 1,886,064,965). Options over 39,236,701 shares in 2002/2003 (2001/2002: 43,210,763 shares) were excluded from the calculation of the total diluted number of shares in those periods, as they were anti-dilutive. Deferred and contingently issuable shares, valued at £255.8 million, were excluded in 2001/2002 (2002/2003: nil) as they were anti-dilutive.

8  Intangible assets

The movement in the period was as follows:

	Goodwill (i)	Other	Total

	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)
Net book value at July 1, 2002	657.2	0.2	657.4
Amortization (ii)	(63.7)	—	(63.7)

Net book value at December 31, 2002	593.5	0.2	593.7

(i)	Goodwill of £272.4 million, £542.0 million and £5.2 million, arising on the acquisitions of Sports Internet Group (“SIG”), British Interactive Broadcasting (“BIB”) and WAP TV respectively, is being amortized over periods of seven years on a straight-line basis.

(ii)	At December 31, 2002, the Group has made a provision of £5.2 million, included within amortization, against goodwill which arose on the acquisition of Opta Index Limited (“Opta”) (a sports media and information company, a subsidiary of SIG, which provides statistics on the sports industry), reducing the carrying value of the goodwill to nil. The provision has been made as a result of the Group’s announcement to close Opta in May 2003 if sufficient sponsorship revenue has not been generated by that date.

9 Fixed asset investments

	December 31,	June 30,
	2002	2002

	£m	£m
	(unaudited)	(audited)
Programming joint ventures	27.8	21.8
Investment in own shares	39.2	42.2
Other investments	41.0	64.9

Total investments	108.0	128.9

Investment in own shares

At December 31, 2002, the Group’s employee ownership trust (“ESOP”) held 6.2 million Ordinary Shares in the Company at an average value of £6.36 per share. The 0.4 million shares utilized during the period relate to the grants of shares under the Long Term Incentive Plan (“LTIP”) and Key Contributor Plan (“KCP”).

During May 2002, the Trustees of the ESOP, as authorized by the Board, purchased 3.0 million of the Company’s Ordinary Shares in the open market, funded by a loan from the Company. These shares will be utilized, together with shares already held by the ESOP, to satisfy the exercise of employee share options and share awards under the Group’s LTIP and KCP.

Other investments

2002

At December 31, 2002, the Group has made a further provision against its minority equity investments in football clubs leading to a non-cash exceptional charge of £21.0 million.

At December 31, 2002, the Group reduced its deferred revenue balance by £5.1 million relating to minority investments in new media companies, and reduced both its investment and provision against the investment in these companies by £5.1 million accordingly.

At December 31, 2002, the Group made a provision against its investment in Open TV shares, leading to a non-cash exceptional charge of £2.9 million. This brought the carrying value of the Group’s investment in Open TV to £0.3 million.

2001

On July 2, 2001, the Group disposed of its unlisted investment in Static 2358 Limited, realizing a profit on disposal of £2.3 million.

At December 31, 2001, the Group made a provision against its minority equity investments in football clubs, leading to a non-cash exceptional charge of £60.0 million.

At December 31, 2001, the carrying value of the Group’s investment in its KirchPayTV joint venture was written down to nil, following an exceptional charge to joint ventures’ goodwill amortization of £984.9 million. Joint ventures’ goodwill amortization also included goodwill amortization of £98.5 million for the six months ended December 31, 2001. The Group’s investment in KirchPayTV was treated as a joint venture until February 8, 2002, after which date the Group considered that it was no longer able to exercise significant influence over KirchPayTV. Accordingly, on February 8, 2002, the investment was transferred within fixed asset investments to “Other investments” at a net book value of nil. On August 11, 2002, formal insolvency proceedings were opened for KirchPayTV. The Group does not expect to receive any funds from these proceedings.

10  Reconciliation of movement in shareholders’ deficit

						Total
	Share	Share	Shares to	Merger	Profit and	shareholders'
	capital	premium	be issued	reserve	loss account	deficit

	£m	£m	£m	£m	£m	£m
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
As at July 1, 2002	946.7	2,409.8	255.8	266.7	(4,179.7)	(300.7)
Issue of share capital	21.7	120.5	(253.1)	111.5	(0.1)	0.5
Share issue costs	—	(0.1)	—	—	—	(0.1)
Profit for the period	—	—	—	—	16.1	16.1
Transfer from merger reserve	—	—	—	(42.5)	42.5	—

As at December 31, 2002	968.4	2,530.2	2.7	335.7	(4,121.2)	(284.2)

During the period the Company issued shares with a market value of £0.6 million (2001/2002: half year £30.9 million) in respect of the exercise of options awarded under various share option schemes, with £0.5 million (2001/2002: half year £11.8 million) received from employees.

On November 11, 2002, the Company issued 43.2 million shares with a fair value of £253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001.

11a  Reconciliation of operating profit to operating cash flows

	2002/2003	2001/2002
	Half year	Half year

	£m	£m
	(unaudited)	(unaudited)
Operating profit	94.6	10.3
Depreciation	44.2	41.0
Amortization of goodwill and other intangible assets	63.7	59.8
Decrease (increase) in working capital	52.6	(261.6)
Provisions utilized, net	(0.6)	(27.4)

Net cash inflow (outflow) from operating activities	254.5	(177.9)

11b  Analysis of changes in net debt

			As at
	As at July 1,		December 31,
	2002	Cash flow	2002

	£m	£m	£m
	(audited)	(unaudited)	(unaudited)
Overnight deposits	38.7	(38.7)	—
Other cash	11.1	40.0	51.1

	49.8	1.3	51.1

Short-term deposits	0.5	(0.5)	—
Cash at bank and in hand	50.3	0.8	51.1

Debt due after more than one year	(1,569.1)	140.0	(1,429.1)
Finance leases	(9.3)	1.2	(8.1)

Total debt	(1,578.4)	141.2	(1,437.2)

Total net debt	(1,528.1)	142.0	(1,386.1)

12  Regulatory update

Office of Fair Trading (“OFT”)

The OFT announced an investigation of the Group on January 11, 2000. The investigation initially commenced under the Fair Trading Act 1973.

On December 5, 2000, the OFT indicated that it wished to continue its inquiry under the Competition Act, and on December 17, 2001, the OFT announced that it had issued a Rule 14 Notice to the Group and proposed to make a decision that the Group had behaved anti-competitively, infringing UK competition law. The Group maintained that it had not infringed the Competition Act and welcomed the opportunity to put its case to the OFT. On December 17, 2002, following the submission by the Group of written and oral representations on the Rule 14 Notice, the OFT announced that the Group had not been found in breach of competition law.

EC Investigation — Football Association Premier League Limited (“FAPL”)

The EC Commission has commenced investigations into a number of agreements, decisions or practices leading to the acquisition of broadcast rights to football events within the European Union, including the sale of exclusive broadcast rights to Premier League football by the FAPL. On June 21, 2002, the Group and the FAPL notified the Group’s current agreements for FAPL rights to the EC Commission seeking either a clearance or an exemption from Article 81 of the EC Treaty. The FAPL also notified the rules of the FAPL to the EC Commission. On December 20, 2002, the EC Commission issued a Statement of Objections to the FAPL outlining certain concerns in respect of the FAPL’s joint selling of broadcast rights to Premier League football. It is too early to assess whether this will have a material effect on the Group(1).

EC Investigation — Movie Contracts

The European Commission is investigating the terms on which movies produced by major US movie studios are supplied to distributors, including pay TV operators, throughout the European Union. The Group has co-operated with this investigation. At this stage, the Group is unable to determine whether it will have a material effect on the Group.

Ireland

The Group is currently not regulated by the Irish national communications regulatory authority, the Commission for Communications Regulation (“ComReg”, which replaced the former telecommunications regulator, the Office of the Director of Telecommunications Regulation on December 1, 2002). The services offered by the Group fall under the jurisdiction of Oftel and the ITC in the UK. The Irish Government is undertaking a consultation exercise concerning the implementation of the package of EC electronic communications directives. The Irish Government has announced that it intends to implement these directives by July 25, 2003, the deadline set in the directives. It is possible, depending on how the directives are implemented, that ComReg will seek to regulate the Group’s Irish operations.

In addition, the Government of Ireland has indicated that it intends to introduce a list of designated events (pursuant to the Broadcasting (Major Events Television Coverage) Act 1999) in respect of television coverage in Ireland of certain events of major importance to Irish society. The Irish Cabinet adopted such a list of events on October 15, 2002, and the list has been found unobjectionable by the EU Contract Committee. The Group anticipates that the list will be presented to the Irish Parliament for approval, in the near future. It is too early to say what impact this legislation (following the introduction of the list) may have on the Group’s business in Ireland.

(1)	If a company infringes Article 81 of the EC Treaty, it may be fined up to 10% of total annual group worldwide turnover. In addition, third parties may be entitled to seek damages where they have suffered loss as a result of an infringement of EC competition law.

ITEM 2:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

INTRODUCTION

The following discussion and analysis is based on, and should be read in conjunction with, the consolidated financial statements for the six months ended December 31, 2002 (“the period”), including the related notes contained within Item 1 above. The financial statements have been prepared in accordance with UK GAAP, which differs in significant respects from US GAAP. Item 5 below provides a description of the significant differences between UK and US GAAP as they relate to our business, and provides a reconciliation from UK GAAP to US GAAP.

OVERVIEW AND RECENT DEVELOPMENTS

We have continued to consolidate our position as the leading provider of digital pay television services in the UK and the Republic of Ireland. As the pay TV business has developed in the UK, we have continued to expand our total subscriber base, develop new products and to acquire and develop programming. Our operating profit before goodwill and exceptional items has improved for the fiscal 2002 and fiscal 2001 periods and we have been cash flow positive at quarter end dates since December 2001.

Total UK and Republic of Ireland subscribers to Sky’s channels have increased by 321,000 in the period from 10,192,000 at June 30, 2002, to 10,513,000 at December 31, 2002 (2001: increase of 1,179,000 in the prior period from 10,044,000 at June 30, 2001 to 11,223,000 at December 31, 2001).

Total Sky digital subscribers have increased by 461,000 in the period from 6,101,000 at June 30, 2002, to 6,562,000 at December 31, 2002 (2001: increase of 408,000 in the prior period from 5,308,000 at June 30, 2001 to 5,716,000 at December 31, 2001, which excludes analog subscribers as the service was terminated in September 2001).

Our charges for installation of satellite equipment have been as follows:

Installation charge (one-off) to subscribers		Price including VAT
until June 4, 2002	Sky World subscribers	£50
	all other subscribers	£70
from June 5, 2002	Sky World subscribers	£60
	all other subscribers	£100
Installation charge (one-off) to non-subscribers
until December 31, 2002		£100
from January 1, 2003		£120

The price for a set-top box has been as follows:

Price (one-off) for set-top box to subscribers
from January 1, 2002	Free
Set-top box price (one-off) to non-subscribers
January 1, 2002 to March 28, 2002	£215
March 29, 2002 to December 31, 2002	£169
from January 1, 2003	Free

We decided to offer the free set-top box from January 1, 2003, without a requirement to subscribe to one of our services. Recipients of free set-top boxes are still required to pay for installation. From time-to-time, promotional offers are run and installations may be purchased at discounted prices to those stated above.

In June 2001, we secured a three-year contract which commenced in August 2001 allowing us to broadcast 40 live English Football Association Premier League games per season to our DTH subscribers on a pay-per-view basis. The cable and DTT rights to these games were acquired separately by other broadcasters. During fiscal 2002, DTH subscribers to Sky Sports were able to view all 40 games for an upfront “season ticket” price of £60 (for non-Sky Sports DTH subscribers the price was £120). Alternatively, DTH subscribers to Sky Sports could buy individual games at a price of £8 per game (£14 for non-Sky Sports subscribers). In fiscal 2003, Sky Sports subscribers are able to view all 40 games for a season ticket price of £50 (£100 for non-Sky Sports subscribers), or at a price of £5 per individual game (£10 for non-Sky Sports subscribers). From time-to-time, promotional offers are run, and Sky subscribers are able to purchase tickets at discounted prices to those stated above.

In September 2001, we launched Sky+, a new set-top box which integrates the features of the existing digital set-top box with those of a personal television recorder. A personal television recorder is a device which enables viewers to record television programming directly onto a hard disk and eliminates the need for videotapes. Customers pay a one-off fee for the Sky+ box, and to use its recording features must, in addition, pay a monthly subscription. The prices for equipment, installation and subscription have been as follows:

Price for Sky+
Price of set-top box until March 31, 2003	£300
Price of set-top box from April 1, 2003	£249
Installation charge for Sky digital subscribers	£50
Installation charge for non-subscribers	£120
Incremental charge for any other installation at same time	£25
Monthly subscription	£10

Subscription revenues have been included within DTH revenues and the sale price of the box and the installation revenues have been included within other revenues. The cost to us of the Sky+ box is included within subscriber management costs.

In September 2001, we also launched the second set-top box (“SSTB”) and extra Sky digital subscription, whereby our subscribers are able to own up to four set-top boxes enabling them to watch different satellite programs in different rooms at the same time using just one satellite dish. With a second subscription, the customer is able to obtain all the channels in his or her primary channel package on the SSTB without having to purchase another full-price subscription.

The prices for SSTB to our subscribers for equipment, installation and subscription have been as follows:

Price for each additional SSTB
Price of set-top box until October 7, 2002	£169
Price of set-top box from October 8, 2002	£99
Installation charge	£50
Incremental charge for any other installation at same time	£25
Monthly subscription until October 7, 2002	£12
New monthly subscriptions from October 8, 2002	£15

Subscription, box sale and installation revenues, and box costs are accounted for in the same way as Sky+ revenues and costs.

In the provision of digital television channel services, our competitors at a retail level include the cable operators. Both ntl Inc. (“ntl”) and Telewest Communications plc (“Telewest”), which between them represent in excess of 99% of the UK broadband cable industry (measured by reference to total cable subscribers), have launched digital cable television services in the UK across the majority of their cable systems. They are currently expected to continue to provide an analog service in parallel with their digital service until at least December 2003.

On March 27, 2002, ITV Digital, the operator of a pay-TV service on the UK DTT platform was placed into administration. On April 30, 2002, the ITV Digital service was closed and subsequent to that date, we have ceased to recognize any revenue from ITV Digital. As a result of the closure, we made an exceptional operating provision of £22.3 million in respect of previously unprovided programming debts with ITV Digital. Following the closure of ITV Digital, the DTT licenses previously held by ITV Digital were put out to tender by the Independent Television Commission (“ITC”), the body which licenses and regulates commercially funded television in the UK. On July 4, 2002, the ITC announced that it had made a conditional decision to award the multiplex licenses previously held by ITV Digital to the British Broadcasting Corporation (“BBC”) and Crown Castle UK Limited (“Crown Castle”) for an initial 12-year term. As part of an agreement with Crown Castle, we initially intended, and continue to supply versions of three of our channels, namely, Sky News, Sky Sports News and Sky Travel, unencrypted, free-to-view via the DTT platform. On August 16, 2002, the ITC confirmed its conditional decision of July 2002 by granting the licenses for multiplexes C and D to Crown Castle and the license for multiplex B to the BBC. On November 1, 2002, a number of free-to-view services were launched via certain of the DTT multiplexes under the generic brand “Freeview”. In addition to the three Sky Channels initially intended to be broadcast on this service, there are a number of other television and music channels available under the Freeview brand, including the five traditionally analog terrestrial channels and six further BBC channels (BBC THREE, BBC FOUR, BBC Parliament, BBC News 24, CBBC and CBeebies). In addition to the grant of these licenses, there remains some capacity on other parts of the DTT platform, which could be used to run a small pay TV service, although running this service would require set-top boxes with encryption technology, which is not employed by the Freeview set-top boxes.

In Spring 2002, Pace Micro Technology launched a set-top box that plugs into an analog television set and provides access to the Freeview service. Since that time, a number of other manufacturers, including Grundig, Nokia, Panasonic and Pioneer, have launched similar set-top boxes, providing access to Freeview’s services. It was recently reported by the ITC that there are approximately 1.3 million homes in the UK with access to Freeview as at the end of December 2002, comprising 400,000 new boxes sold since launch, 300,000 digital TV sets and 600,000 old ITV Digital boxes.

The OFT announced an investigation of the Group on January 11, 2000. The investigation initially commenced under the Fair Trading Act 1973. On December 5, 2000, the OFT indicated that it wished to continue its inquiry under the Competition Act, and on December 17, 2001, the OFT announced that it had issued a Rule 14 Notice to the Group and proposed to make a decision that the Group had behaved in an anti-competitive manner, infringing UK competition law. The Group maintained that it had not infringed the Competition Act and welcomed the opportunity to put its case to the OFT. On December 17, 2002, following the submission by the Group of written and oral representations on the Rule 14 Notice, the OFT announced that the Group had not been found in breach of competition law. Such finding by the OFT may be appealed by third parties who have “sufficient interest” in accordance with the provisions of the Competition Act.

Interactive

From the commercial launch of the interactive platform on October 12, 1999, digital satellite customers have been able to access digitally transmitted interactive services. Currently, in addition to the Sky Active portal, a range of other interactive services are available, and DTH customers can access these services by means of either stand alone portals (Sky Active being one of them) or in conjunction with certain broadcast channels.

We currently own and operate four stand alone interactive portals on the digital satellite platform, namely, Sky Active (the portal containing our full range of interactive services including retail, betting, games, banking, travel, utilities and information and communication services such as e-mail), Sky Gamestar (dedicated to games), Sky Winzone (dedicated to betting services) and Sky Customer Enquiries (currently providing account services and other customer information). Certain interactive services are also available on digital satellite behind the Sky Channels and enhance our core entertainment offering, delivering increased profitability through “contextual” interactive services. These services include competitions, voting, messaging services, quizzes, games and betting which relate to the program content as well as offering access to interactive services without interrupting TV viewing — (i.e. the program stays in view with the interactive content “wrapped” around it).

We have continued to migrate our interactive services to WTVML (a development of Wireless Mark-up Language) browser technology, making our services faster and simpler to access, and enabling the development of our contextual services. The use of the WTVML browser technology allows these services to be provided more cost effectively and, as they are based on internet-based language technology, greatly increases the potential for new services in the future. Third party channels (and to a certain extent third party stand alone interactive portals such as PlayJam and GoPlayTV) are increasingly making use of the interactive potential of the digital satellite platform. Already third party broadcasters such as the BBC, ITV, Channel 4, Flextech, UK TV, Discovery, MTV, Nickelodeon, QVC, Cartoon Network and Disney have successfully launched interactive services, and more third party channels are expected to launch interactive services associated with their channels in the near future. Such third party channels may offer such interactivity in conjunction with Sky Interactive Limited, a subsidiary of the Group, or provide their interactive services independently of Sky Interactive, including making use of competing interactive infrastructures connected to the digital satellite platform. We expect that programming enhanced by interactive services will become increasingly popular and that broadcasters will continue to develop new business models that create revenue-generating features linked to programming.

Revenues

Substantially all of our revenues have been derived from within the UK and the Republic of Ireland. We derived our revenues principally from DTH domestic and commercial subscribers including subscription and pay-per-view revenues; wholesale revenues, in the form of payments from certain of the cable operators who choose to retail Sky Channels on their own platforms to their subscribers, and up until its closure on April 30, 2002, the DTT service ITV Digital, in respect of the distribution of versions of Sky Channels via its DTT service; the sale of advertising airtime on each of the Sky Channels; from selling advertising on other channels; and from interactive revenues. Interactive revenues include income from betting, online advertising, internet access, e-commerce, telephony income from the use of interactive services (e.g. voting), text services, set-top box subsidy recovery charges made to conditional access and access control customers on the Sky digital platform, and other revenue.

Our DTH revenues are a function of the number of subscribers, the mix of services taken and the rates charged.

Our wholesale revenues, which are revenues from the supply of Sky channels on cable platforms, are a function of the number of subscribers on cable operators’ platforms, the mix of services taken by those subscribers and the rates charged to those cable operators. We are currently a leading supplier of premium programming to cable operators in the UK, although no cable operator carries all of the Sky Channels.

Sky Box Office is our pay-per-view service offering movies and occasional live sports and other special events. The Sky Box Office movie service offers DTH subscribers 62 screens across six satellite transponders and shows, on average, between 35 and 40 different movies per month. In addition, pay-per-view music concerts, English Football Association Premier League games, boxing, Formula One (the contract for which expired at the end of the 2002 season) and wrestling events were broadcast during the period. A rival pay-per-view service, Front Row, serves cable subscribers although both ntl and Telewest show Sky Box Office’s non-movie pay-per-view events. Revenues from pay-per-view are included within DTH or cable subscriber revenues as appropriate.

Other revenues principally comprise revenues from the installation of digital satellite reception equipment (net of any discount given), Sky+ and second set-top box sale revenues, conditional access fees, service call revenues, warranty revenues, sales commission and customer management service fees.

Operating expenses

Our principal operating expenses result from programming, transmission and related functions, marketing, subscriber management, administration and betting pay-out costs.

Programming represents our largest single component of costs. Programming costs include payment for: (i) licenses of television rights from certain US and European film licensors; (ii) the rights to televise certain sporting events; (iii) other programming acquired from third party licensors; (iv) the production and commissioning of original programming; and (v) the rights to retail the Sky Distributed Channels and the Music Choice and Music Choice Extra audio services to DTH viewers. Our costs relating to film rights, Sky Distributed Channels for which a per-subscriber fee is payable, and the Music Choice services, are currently determined largely by contracted minimum guaranteed amounts payable and/or subscriber levels.

Under our pay TV agreements with the US major movie studios, we generally pay a US dollar based license fee per film calculated on a per movie subscriber basis, subject to a minimum guarantee, which was exceeded some time ago. We currently manage this US dollar/pound sterling exchange risk primarily by the purchase of forward foreign exchange agreements for up to eighteen months ahead. Although these financial instruments can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations (see “Liquidity and Capital Resources”). Offering multiplexed versions of our movie channels on the digital DTH platform incurs no additional rights fees.

Under the DTH distribution agreements for the Sky Distributed Channels, we generally pay a monthly fee per subscriber to each channel, the fee in some cases being subject to periodic increases; or we pay no fee at all. Under a number of our distribution agreements we guarantee payment against percentages of the total number of subscribers to our Basic Packages. Our costs for carriage of the Sky Distributed Channels will continue to be dependent on changes in the subscriber base, contractual rates or the number of channels distributed (where a monthly per subscriber fee is payable).

Subscriber management costs include subscriber handling costs, smart card costs, DTH subscriber bad debt costs, costs relating to our satellite reception equipment installation and the installation cost of Sky+ and second set-top boxes sold to subscribers, all of which are largely dependent on DTH subscriber levels. Subscriber management costs exclude both the cost of free digital satellite equipment and the installation cost to us in excess of the amount actually received from the customer for such installation. These costs are included within marketing costs.

Transmission and related functions costs, including other technical costs, are primarily dependent upon the number and annual rental cost of the satellite transponders that we use. The most significant components of transmission and related costs are transponder rental costs relating to the SES Astra satellites and the Eutelsat Eurobird satellite and costs associated with our transmission, uplink and telemetry facilities, and comprised 45% of transmission and related functions costs in the period (2001: 40%).

Marketing costs include commissions payable to retailers and other agents for the sale of subscriptions; promotional and related advertising costs; and the costs of own direct marketing to our DTH customers. In addition, marketing costs include the cost of providing free digital satellite equipment to new customers and the installation cost in excess of the relevant amount actually received from the customer. A significant part of marketing expenditure is subject to the discretion of management. The costs of subscriber satellite reception equipment are expensed directly to the profit and loss account on installation of the equipment. Other subscriber acquisition costs are also expensed as they are incurred. It remains the Group’s current intention to continue the practice of providing free digital satellite equipment and subsidizing installation to new subscribers. Marketing costs, as a percentage of revenues, continue to fall, allowing the Group to absorb such costs more readily from operating cash flow. Therefore, it is anticipated that there will be no significant adverse effect on the liquidity of the Group arising from the continuity of this practice.

Administrative costs include channel management, facilities and other operational overhead and central costs. Amortization of goodwill arising on the acquisitions of BiB, Sports Internet Group and WAPTV is included within administrative costs. The goodwill arising on these acquisitions is being amortized over periods of seven years from the dates of acquisition, on a straight-line basis.

Betting expenditure comprises the cost of payouts for winning bets placed through our wholly owned bookmaker, Hestview Limited, which operates a telephone betting service under the name “Surrey Sports”, and an interactive betting service under the name “SkyBet”.

OPERATING RESULTS

The consolidated profit and loss accounts presented at Item 1 and the accompanying notes have been prepared on the basis required by UK GAAP and are summarized below.

Revenues

Revenues increased by £190.7 million (14%) to £1,511.3 million in the period, from £1,320.6 million in the six months ended December 31, 2001 (“the prior period”).

The Group’s turnover has been analyzed as follows:

	Six months ended		Six months ended
	December 31, 2001		December 31, 2002

	£m	%	£m	%
DTH subscribers	904.9	68.5	1,112.0	73.6
Cable and DTT subscribers	147.5	11.2	98.0	6.5
Advertising	118.1	8.9	133.0	8.8
Interactive	91.0	6.9	90.8	6.0
Other	59.1	4.5	77.5	5.1

	1,320.6	100.0	1,511.3	100.0

DTH subscribers

DTH subscription revenues are our largest single source of revenues and increased to £1,112.0 million in the period from £904.9 million in the prior period. The improvement of 23% in the period was largely driven by a 14% increase in the average number of subscribers, retail price increases introduced in January 2002 and increased pay-per-view revenues.

The quarterly annualized core average revenue per subscriber (“core ARPU”), which includes subscriber and applicable pay-per-view revenues, but not interactive revenues, calculated on the basis of the average number of subscribers in the last quarter, increased to £336 as at December 31, 2002, from £318 at December 31, 2001. The increase in average revenue in the period principally resulted from retail price increases introduced in January 2002 and increased sales of new products and services including Sky+ and second set-top boxes.

The total number of digital DTH subscribers increased by 461,000 in the period and increased by 846,000 from December 31, 2001. DTH churn was 9.4% as at December 31, 2002 (2001: 10.4% excluding the effect of analog churn up to September 27, 2001 and the effect of the termination of the analog service on September 27, 2001).

Cable and DTT subscribers

Cable and DTT subscription revenues decreased by 34% to £98.0 million in the period from £147.5 million in the prior period. This was mainly due to a £31.4 million decrease in DTT revenues to nil following the termination of operations by ITV Digital in April 2002. Cable subscription revenues continues to be an important source of revenue, although revenues decreased by 16% to £98.0 million from £116.1 million in the prior period. This decrease was a result of both the loss of subscribers by ntl and Telewest and the lower penetration of premium channels amongst remaining cable subscribers.

At December 31, 2002, approximately 4.0 million UK and Republic of Ireland cable subscribers received our programming (December 31, 2001: 5.5 million UK and Ireland cable and DTT subscribers). These included broadband, narrowband and SMATV (single mast antenna television, which is used primarily for buildings that receive programming by means of a single antenna which is connected to a head-end and which distributes television signals to individual units in the building by cable) subscribers.

At December 31, 2002, UK cable operators were typically charged for Sky Premium Channel subscribers at levels which were between 42% and 63% of the subscription price charged to Sky DTH Premium Channel subscribers (excluding VAT). In addition, the percentage of cable subscribers who subscribed to Sky Premium Channels is far lower than that for DTH subscribers. As a result, on average, cable subscribers (including Irish cable operators’ subscribers) accounted for 38% of total subscribers (49% in the prior period including DTT subscribers), although cable and DTT subscription revenues accounted for only 7% (11% in the prior period) of total subscription revenues.

ntl, one of our major customers, accounts for a substantial proportion of our wholesale revenues. ntl announced on January 31, 2002 that it had appointed advisers to consider strategic and recapitalization alternatives to strengthen the company’s balance sheet and reduce debt. On May 8, 2002, ntl filed a pre-arranged Chapter 11 plan of reorganization under US law (amended on July 15, 2002). On July 3, 2002, ntl was granted approval by a US court of its Debtor-in-Possession financing, which was expected to finance ntl through its Chapter 11 process. On January 10, 2003, ntl emerged from its Chapter 11 proceedings and announced that its recapitalization plan had been successfully completed.

Telewest is another major customer of the Group, also accounting for a substantial proportion of wholesale revenues. On March 15, 2002, Telewest’s debt ratings were downgraded by Moody’s Investors Service from “B2” to “Caa3”, and thereafter on August 5, 2002 to “Ca”. Further, on August 22, 2002, Telewest announced that it had secured the necessary waivers and consents to permit it to enter into discussions regarding a possible restructuring of the company’s balance sheet. On September 30, 2002, Telewest announced that it had reached a non-binding agreement relating to a restructuring with an ad-hoc committee of bondholders. On January 15, 2003, Telewest announced that it had also reached an additional non-binding agreement with its senior lenders.

Together, ntl and Telewest represent in excess of 99% of the UK broadcast cable industry (measured by reference to total cable subscribers). ntl and Telewest have continued to pay their debts to us as they have fallen due. In light of this information, the Group is keeping its trading relationships with ntl and Telewest under close review.

Advertising revenues

Advertising revenues increased to £133.0 million in the period from £118.1 million in the prior period. This increase reflects the growth in the total UK advertising market, growth in Sky’s viewing share, the growth in agency commissions earned on the sale of advertising on behalf of those channels that have appointed Sky Sales to represent their airtime sales during the period and the development of airtime sales in the Republic of Ireland.

In the UK, advertising agencies plan campaigns on behalf of their clients and allocate proportions of each clients’ proposed TV spend to the divisions of broadcasters that specialize in the sale of TV advertising, which are known as sales houses. The principal broadcasters in the UK with sales houses aside from us are Carlton, Granada, Channel 4 and Channel 5.

Advertising agencies do not buy specific spots (defined as a 30-second commercial) within particular programs. Instead, agencies agree to spend a specified “share” of their clients’ advertising budgets with each broadcaster. These shares are, to a large degree, based on the percentage share of impacts that each sales house delivers. In advertising terms, an impact is defined as an individual watching one thirty-second commercial. The amount of advertising spend a broadcaster receives is broadly proportionate to its share of audience viewing.

We sell advertising on all of our wholly-owned channels and around all programs that are broadcast on these channels, irrespective of whether the programming was produced in-house or purchased from a third party. We also sell advertising on a number of third party channels.

Our share of the broadcast market in advertising revenues has increased in recent years as viewing levels to our channels have increased (in part due to the growth in subscribers to our channels). Our share for the fiscal year 2002/2003 is forecast to be approximately 11%. The other main determinant of advertising revenue levels is overall market growth. We anticipate that the UK television advertising market will grow over fiscal 2003, with growth continuing into fiscal 2004.

Interactive revenues

Interactive revenues principally comprise income from betting, online and interactive advertising, internet, e-commerce, telephony income from use of interactive services (e.g. voting), text services and Sky Interactive set-top box subsidy recovery. Total interactive revenues, including both gross betting revenues and Sky Active revenues, fell marginally to £90.8 million from £91.0 million in the prior period.

Sky Active revenues continued to grow in the period and increased by 15% from £41.7 million in the prior period to £47.8 million in the period. This increase was principally driven by interactive advertising, the increased usage of games and revenues from third party channels using interactive applications. In particular, the usage of interactive advertising continues to rise with over 240 advertising campaigns shown between March 2000 and December 31, 2002. Sky Gamestar has increased in popularity, with over 7.7 million paid-for games during the period.

In contrast to the growth of Sky Active revenues, gross betting revenue decreased by £6.3 million from £49.3 million in the prior period to £43.0 million for the period ended December 31, 2002. This was principally due to a reduction in activity by a number of high volume/low margin telephone customers. Interactive television based bets grew strongly in the period with the total volume of bets placed via the set-top box up 160% and revenue from interactive television betting up 104% on the prior period. Interactive television remains the fastest growing segment of betting revenues and now accounts for the majority of bets placed by volume. Importantly, the interactive television betting margin (calculated by subtracting betting costs, which includes payouts, tax and horse racing levy, from gross betting revenues) is relatively high at over 11%.

The result of the growth in Sky Active revenues and improvement in betting margins was that interactive ARPU (quarterly annualized) increased by 16% to £15 at the end of this period (2001: £13).

Other revenues

Other revenues principally comprise set-top box installation revenues, conditional access fees, service call revenues, warranty revenues and sales commissions. Other revenues increased by 31% (£18.4 million) to £77.5 million, primarily due to new product revenue from Sky+ and second set-top boxes, increased service call revenues due to a larger subscriber base and increased extended warranty revenues. This increase was partly offset by lower installation revenues as a result of increased discounts given to new subscribers, and further partly offset by a higher volume of digital installations.

Operating expenses

Total operating expenses after goodwill increased by 8% to £1,416.7 million in the period, from £1,310.3 million in the prior period.

Programming

Programming costs, which represent the largest single element of our cost structure, constituted 52.5% of operating expenses in the period (2001: 50.2%). These costs increased to £744.2 million in the period from £657.4 million in the prior period. Programming costs are stated net of amounts receivable from the disposal of programming rights not acquired for use by the Group of £7.3 million (2001: £5.0 million).

Sports channels’ programming costs increased by 15% to £313.4 million in the period from £273.4 million in the prior period. This increase was primarily due to contractual increases in rights costs, including contractual payments for the English Football Association Premier League, the timing of the Ryder Cup, which is a bi-annual event, and the Nationwide Football League, the contract for which returned to us this season.

Sports channels’ programming costs are expected to continue to increase over the next year, primarily due to the English Football Association Premier League agreement, under which we are paying an aggregate £1.1 billion over the three year period to June 2004.

Movie channels’ programming costs increased by 12% from £179.7 million to £201.1 million in the period, mainly due to an increased proportion of “megahit” movies for which a higher per-subscriber fee is payable.

Entertainment programming costs decreased by 6% to £40.4 million in the period from £43.2 million in the prior period principally as a result of lower Sky One commissioned programming costs.

Our costs in relation to the distribution agreements for the Sky Distributed Channels increased from £143.5 million in the prior period to £173.0 million. This increase is primarily due to the impact of a greater number of digital subscribers; new channels including Disney multiplexes and Discovery Health; and contracted per subscriber fee increases, all of which were partly offset by rate reductions following renegotiations of contracts.

Transmission and related functions

Transmission and related functions costs (net of amounts receivable for the provision of spare transponder capacity to third party broadcasters of £12.0 million in the period (2001: £11.9 million)) increased to £73.5 million in the period from £71.9 million in the prior period. The increase was primarily due to higher depreciation and license fees. This was partly offset by lower transponder rental costs following the closure of the analog service in September 2001.

Marketing

Marketing costs have continued to be significant, comprising the second largest element of our cost structure, primarily as a result of the continued free digital satellite equipment offer to new customers.

Marketing costs decreased to £215.6 million in the period from £220.2 million in the prior period mainly due to lower set-top box costs, the increased use of direct sales channels and internet ordering, partly offset by increased above-the-line advertising expenditure. Subscriber acquisition cost (“SAC”) per unit has fallen by £25 from £235 for the prior period to £210 for the period.

Subscriber management

Subscriber management costs increased by 10% to £161.2 million in the period from £146.5 million. Subscriber management costs comprise two main activities: customer relationship management (“CRM”) costs associated with managing the existing subscriber base, and supply chain costs relating to systems and infrastructure, and the hardware costs of new products purchased by subscribers such as Sky+ and second set-top boxes. Supply chain costs increased by 24% from £69.0 million to £85.4 million, as a result of the associated hardware costs of new products and the installation of equipment for a higher number of subscribers. The corresponding revenue associated with the sale of hardware products is included in “Other revenues”. CRM costs per subscriber have decreased by 14% from the prior period, leading to an overall reduction of CRM costs of 2% over the prior period to £75.8 million from £77.5 million, as a result of call center efficiencies and lower call volumes leading to a lower head count in the call center.

Administration

Administration costs, including goodwill amortization of £63.7 million (2001: £59.8 million), increased to £182.3 million from £167.6 million in the prior period. This increase was mainly due to increases in central administrative costs of £10.8 million and an increase in goodwill amortization of £3.9 million.

Goodwill amortization of £63.7 million included in administration costs, above operating profit, mainly comprises the amortization of goodwill for the £272.4 million, £542.0 million and £5.2 million of goodwill arising, respectively, on the acquisitions of Sports Internet Group, BiB and WAPTV, over seven years from the date of acquisition on a straight-line basis. In addition, we have made a provision of £5.2 million, included within amortization, against goodwill, which arose on the acquisition of Opta Index Limited (“Opta”) (a sports media and information company, a subsidiary of Sports Internet Group, which provides statistics on the sports industry) reducing the carrying value of the goodwill to nil. This provision has been made as a result of our announcement that Opta will close in May 2003 if sufficient sponsorship revenue has not been generated by that date.

Betting

Betting costs decreased to £39.9 million from £46.7 million in the prior period reflecting the decrease in betting revenues. As described previously, this decrease in betting revenue reflects the significant reduction in activity by a number of high volume/low margin telephone customers.

Operating profit

Operating profit after goodwill amortization increased by £84.3 million from £10.3 million to £94.6 million. The increase in operating profit after goodwill amortization was largely due to the increases in DTH subscriber revenue. This increase was offset partially by a related increase in programming costs. The £88.2 million increase in operating profit before goodwill amortization was partly offset by the £3.9 million increase in goodwill amortization.

Gross margin for the period was 50.8%, up from 50.2% in the prior period. Gross margin is defined as total revenues less programming costs. The increase in margin was driven by the fact that total revenues rose proportionally more than programming costs. The 14.4% increase in total revenues was principally due to the 3.1% increase in the DTH subscriber base, as we consolidate our position as the leading provider of digital pay TV in the UK and Ireland, as described in “revenues” section above. Within the overall 13.2% increase in programming costs, the cost of movie channels’ programming increased by 11.9%, and the cost of entertainment programming decreased by 6.5% compared to the prior period. These decreases in programming costs relative to revenues were partly offset by a 14.6% increase in sports programming costs and a 20.6% increase in the cost of Sky Distributed Channels as described in the “Programming” section above.

Operating margin for the period was 10.5%, up from 5.3% in the prior period. Operating margin is defined as total revenues less all operating expenses before goodwill and exceptional items. The most significant contributors to this increase were programming costs, which increased by 13.2% compared to the 14.4% increase in revenues; marketing costs, which fell by 2.1% due to lower costs for set-top boxes and reduced discretionary marketing spend on customer acquisitions; and transmission and related functions costs which increased by only 2.2% due to the fixed nature of these costs.

Non-operating exceptional items

2002

At December 31, 2002, we made a further provision against our minority equity investments in football clubs, leading to a non-cash exceptional charge of £21.0 million. This provision was made due to the continued decline over the previous months in the market value of these investments, leading us to believe that a permanent diminution in value had occurred.

At December 31, 2002, we reduced our deferred revenue balance by £5.1 million relating to minority investments in new media companies, and reduced both our investment and provision against our investment by £5.1 million accordingly. This was a result of the new media companies no longer requiring the services for which the deferred balance was being held.

At December 31, 2002, we made a provision against our investment in Open TV, leading to a non-cash exceptional charge of £2.9 million due to a permanent diminution in value of this investment. This brought the carrying value of our investment in Open TV to £0.3 million. Between February 12, 2003 and March 24, 2003 we disposed of our entire investment in Open TV shares.

2001

On July 2, 2001, we disposed of our unlisted investment in Static 2358 Limited realizing a profit on disposal of £2.3 million.

At December 31, 2001, we made a provision against our minority equity investments in football clubs, leading to a non-cash exceptional charge of £60.0 million. This provision was made due to the continued decline over the previous months in the market values of these investments, leading us to believe that a permanent diminution in value had occurred.

On October 16, 2001, we announced jointly with Ladbrokes, the betting and gaming division of Hilton Group plc, that we had discontinued negotiations relating to a proposed joint venture to offer a fixed odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of a subsidiary was written back, resulting in a non-cash exceptional profit of £10.0 million, accounted for below operating profit. We continue to operate and develop our interactive TV betting service through our wholly-owned bookmaker, Hestview Limited, which operates an interactive betting service under the name “SkyBet”.

Joint ventures

Our share of the operating results from joint ventures improved from a £59.8 million net loss in the prior period to a £1.7 million net profit in the period. This was mainly due to the non-recognition of KirchPayTV losses from February 8, 2002, down £57.1 million to nil, and an improvement of £4.4 million in the performance of our programming joint ventures.

Joint venture goodwill amortization

As at December 31, 2001, the carrying value of our investment in our KirchPayTV joint venture was written down to nil, following an exceptional charge to joint ventures goodwill amortization of £984.9 million. Joint ventures goodwill amortization also included goodwill amortization of £98.5 million for the prior period.

Our investment in KirchPayTV was treated as a joint venture until February 8, 2002, by which date we considered that we were no longer able to exercise significant influence over KirchPayTV. Accordingly, on February 8, 2002, the investment was transferred within fixed asset investments to “Other investments” at a net book value of nil. On August 11, 2002, formal insolvency proceedings were opened for KirchPayTV. We do not expect to receive any funds from these proceedings.

Net interest payable

Interest payable and similar charges, net of interest receivable and similar income, decreased from £71.8 million in the prior period to £60.9 million. This was driven by a decrease of £359.3 million in average net debt for the period compared with the prior period; a decrease in average interest rates payable on main borrowings from 6.6% to 6.5% and a decrease in our share of joint ventures’ interest payable, due to inclusion in the prior period of our share of KirchPayTV’s interest payable. This was partly offset by decreased interest receivable due to lower levels of cash held. Net interest costs are expected to decline in fiscal 2003. This reflects the expected trend of the company in estimated average levels of net debt.

Profit (loss) before taxation

The profit before taxation after goodwill and exceptional items increased to £16.6 million in the period, from a loss of £1,252.4 million in the prior period.

Taxation

The tax charge for the period of £0.5 million includes a current tax charge of £26.7 million and a deferred tax charge of £4.5 million primarily as a result of the Group moving into profitability (based on an effective rate of 31%). In addition, tax on exceptional items and share of joint ventures tax amounted to £2.5 million. This was partly offset by a £33.2 million deferred tax credit arising from the recognition of a deferred tax asset of £40.4 million on certain trading losses and fixed asset timing differences, net of an adjustment arising from the prior period of £7.2 million.

In the prior period, the tax charge of £101.1 million comprised a write-off of £95.6 million of a deferred tax asset arising on losses, following the impairment charge made in respect of KirchPayTV goodwill, utilization of the existing deferred tax asset of £4.9 million and our share of our joint ventures’ tax charges of £0.6 million.

At December 31, 2002, there was a deferred tax asset of £67.5 million (June 30, 2002: £38.8 million), which arose primarily as a result of tax losses and certain exceptional items incurred in fiscal 1999, 2000 and 2001. During the period we recognized a deferred tax asset of £37.1 million in respect of tax losses carried forward and £3.3 million in respect of fixed asset timing differences. The Directors consider that there is now sufficient evidence to support the recognition of these deferred tax assets on the basis that there will be suitable profits against which these assets can be utilized.

An estimated deferred tax asset of £134.4 million (June 30, 2002: £167.6 million) arising principally from losses in the Group has not been recognized. These losses can be offset only against taxable profits generated by the entities concerned. Although the Directors ultimately expect sufficient profits to arise, there is currently insufficient evidence to support recognition of a deferred tax asset relating to these losses.

Earnings (loss) per share

Basic and diluted earnings per share increased by 72.6p from a loss per share of 71.8p in the prior year to earnings per share of 0.8p in the period.

BALANCE SHEET

Total fixed assets decreased by £91.1 million from £1,129.3 million as at June 30, 2002 to £1,038.2 million at December 31, 2002.

Intangible assets decreased by £63.7 million due to the amortization of subsidiary goodwill. Intangible assets mainly comprise the goodwill that arose on the acquisitions of BiB, Sports Internet Group and WAPTV. Included within the amortization charge for the period is £5.2 million in respect of the impairment of Opta goodwill. The provision has been made as a result of the Group’s announcement to close Opta in May 2003 if sufficient sponsorship revenue has not been generated by that date.

Tangible fixed assets decreased in the period from the prior period by £6.5 million mainly due to depreciation of £44.2 million, offset by £37.7 million of additions, including investment in customer facing technology, improvement in web-based technology and improved back-up facilities.

Fixed asset investments decreased by £20.9 million mainly due to the further provision against our minority investments in football clubs of £21.0 million made at December 31, 2002.

Net current assets decreased by £32.2 million principally caused by an increase in other creditors of £275.7 million mainly due to the timing of the English Football Association Premier League and other creditor payments, the decrease in non-programming stock due to utilization of set-top box stocks outweighing purchases in the current period and the decrease in debtors due to timing of receipts.

Long term borrowings decreased by £140.2 million, mainly due to the repayment of £140.0 million of borrowings under the revolving credit facilities.

Equity shareholders’ deficit

Total equity shareholders’ deficit decreased from a deficit of £300.7 million at June 30, 2002 to a deficit of £284.2 million at December 31, 2002. This was mainly due to a net profit in the current period of £16.1 million. This profit was partly offset by the issue of shares, net of share issue costs of £0.5 million.

In November 2002, we issued 43.2 million shares with a fair value of £253.1 million to HSBC, Matsushita and BT in respect of deferred consideration for the acquisition of the remaining 67.5% of BiB in May and June 2001. This consideration was previously classified as “shares to be issued” within shareholders funds. The share premium arising on the issue of the deferred consideration to BT of £111.5 million was credited to the merger reserve. The remaining £120.0 million was credited to share premium. Amounts held in the merger reserve are transferred to the profit and loss reserve over the same useful economic life as the goodwill that arose on the acquisition.

SEASONALITY

New subscriptions to our channels have tended to be highest in the second quarter of each financial year, the pre-Christmas period. As a result of this, marketing costs tend to be highest in the second quarter of each fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

During the period there was no significant change in the mix, or relative cost, of our capital resources. At December 31, 2002, our principal sources of short-term liquidity continued to be our aggregate £1,050 million of revolving credit facilities (“RCFs”), described in more detail below, together with our operating cash flow. The aggregate £1,050 million of revolving credit facilities held a maturity date of June 2004, but in March 2003 we replaced the £750 million facility with a new five-year, £600 million facility, described in more detail below, and we voluntarily cancelled £100 million of the £300 million facility. The impact of this on the mix and cost of our capital resources is described in more detail below. Long term funding comes primarily from US dollar and pounds sterling denominated public bond debt, both of which are described in more detail below.

In July 1999 we replaced our previous £1,000 million revolving credit facility with a £750 million RCF. Interest accrued on this facility at rates between 0.5% and 1.4% per annum above the London Inter Bank Offer Rate (“LIBOR”), depending on our credit rating. At current credit ratings, the rate would be 1.0% above LIBOR.

In September 2000 we entered into an interest rate hedging arrangement that became effective on January 5, 2001 for a period of two years until January 6, 2003. This arrangement fixed the interest cost at 7.44% (inclusive of the LIBOR margin described above) on a notional £300 million of our bank debt.

In March 2001 we entered into a £300 million RCF. This facility was additional to the £750 million RCF entered into in July 1999 (as described further below), and brought the aggregate amount available to us under our syndicated bank credit facilities to £1,050 million. Under the terms of the March 2001 facility, interest accrues at between 0.5% and 1.75% per annum above LIBOR, depending on our credit rating. At our current credit ratings the rate is 1.25% above LIBOR.

In March 2003 we entered into a £600 million RCF. This facility was used to cancel the £750 million RCF, which was entered into in July 1999, and will be used for general corporate purposes. The new £600 million RCF has a maturity date of March 2008 and interest accrues at a margin of between 0.6% and 1.125% above LIBOR, dependent on our Net Debt:EBITDA leverage ratio (as defined in the loan agreement). Until June 2004 the margin is fixed at 1.125% and shall not fall below 0.7% per annum above LIBOR prior to March 2006.

Also in March 2003 we voluntarily cancelled £100 million of the £300 million March 2001 RCF. This, together with the replacement of our £750 million RCF as described above, reduced our aggregate available facilities from £1,050 million to £800 million. The remaining £200 million of the March 2001 RCF will still mature in June 2004, at which point the aggregate facilities available to us will be reduced to £600 million. These reductions in facility availability are in line with our anticipated liquidity requirements.

The March 2001 and March 2003 RCFs contain similar covenants. These include undertakings relating to certain financial ratios. The obligation to comply with such financial undertakings may restrict access to the facilities from time to time. A breach of certain of our undertakings, including our financial undertakings, may also have the effect of accelerating repayment of all outstanding advances under the facilities. However, the facilities do not contain any ratings-related triggers that would reduce the availability of funding in the event of a ratings downgrade.

As at December 31, 2002 £360 million was drawn down on the £750 million facility (2001: £580 million) and £nil was drawn down on the £300 million facility (2001: £260 million).

As at December 31, 2002 we also had in issue the following publicly traded bonds:

US$300 million of 7.300% Guaranteed Notes repayable in October 2006. We entered into swap transactions to convert the US dollar proceeds to pounds sterling, of which half carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until April 15, 2002, thereafter floating at 62 basis points over six months LIBOR, again payable semi-annually. In respect of this floating exposure, on January 16, 2002, we entered into a further interest rate hedging arrangement to fix the rate at 6.13% for the remaining life of the Notes.

US$650 million 10-year global bonds, repayable in July 2009, and £100 million 10-year global bonds, repayable in July 2009. The proceeds of the US dollar bonds were swapped into pounds sterling at a fixed semi-annual rate of 7.653% per annum. In December 2002, we fixed the interest rate on £63.5 million at 5.99% until January 2004, after which time it will revert to floating six months LIBOR plus a margin of 3.39%. The sterling notes are at a fixed rate of 7.750% per annum, payable annually.

US$600 million of 6.875% Guaranteed Notes repayable in February 2009. The US dollar proceeds were swapped into pounds sterling at a fixed rate of 8.200%, payable semi-annually.

Both the bank facilities and the publicly traded bonds have been guaranteed by British Sky Broadcasting Limited and Sky Subscribers Services Limited, both subsidiaries of the group.

We believe that our existing external financing as described above, together with internally generated cash inflows, will continue to be sufficient sources of liquidity to fund our current operations and our approved capital expenditure requirements.

Contractual obligations and commercial commitments

A summary of our contractual obligations and commercial commitments as at December 31, 2002 is shown below:

		Payments due in each period

		Less
		than	1-3	3-5	After
Obligation or commitment	Total	1 year	years	years	5 years

	£m	£m	£m	£m	£m
Purchase obligations —
Television program rights	1,803.8	675.6	893.4	180.2	54.6
Long-term debt	1,429.1	—	360.1	189.3	879.7
Operating lease obligations	575.0	80.2	154.5	154.9	185.4
Purchase obligations —
Set-top boxes	56.3	56.3	—	—	—
Purchase obligations —
Third party payments	57.7	24.6	32.0	1.1	—
Purchase obligations — Other	14.4	12.2	2.2	—	—
Capital lease obligations	8.0	0.5	0.2	0.9	6.4

Total cash obligations	3,944.3	849.4	1,442.4	526.4	1,126.1

Purchase obligations — Television program rights

At December 31, 2002 we had minimum TV programming commitments of approximately £1,803.8 million (2001: approximately £2,448.0 million), of which approximately £825.1 million (2001: approximately £1,216.0 million) related to commitments payable in US dollars for periods of up to ten years (2001: eleven years) and £134.1 million commitments payable in Swiss francs for periods up to three years (2001: nil). An additional £272.0 million of commitments (2001: £365.1 million) would also be payable in US dollars, assuming that movie subscriber numbers remained unchanged from current levels. At December 31, 2002, the US dollar commitments have been translated at the period end rate of US$1.6039: £1 (2001: US$1.4489: £1) and the Swiss franc commitments have been translated at the period rate of CHF 2.2244: £1, except for US$910 million (2001: US$900 million) covered by forward rate contracts or other hedging instruments where the average forward or hedged rate of US$1.4467 (2001: US$1.4043: £1) has been used.

Of the total decrease in our minimum TV programming commitments of £644.2 million compared to December 31, 2001, £344.6 million is due to the fact that we now only have one year of commitments, compared to two years, remaining on the English Football Association Premier League rights contract and £299.6 million is due to a decreased average period remaining on our commitments for other sports channels’ and movie channels’ programming.

Long-term debt

Further information concerning long-term debt is given under “Interest rate management” in Item 3 following.

Operating lease obligations

We lease certain land and buildings on short-term and long-term leases. The rents payable under these leases are subject to renegotiations at various intervals specified in the leases. In addition we have agreements for the use of transponders on the Astra and Eurobird satellites.

Purchase obligations — Set-top boxes

At December 31, 2002, we had made commitments to manufacturers, in relation to the supply of set-top boxes, up to a maximum of £56.3 million (2001: £94.0 million). The decrease compared to the prior period is due both to commitments for fewer set-top boxes, and a reduction in the price charged per box by manufacturers.

Purchase obligations — Third party payments

At December 31, 2002, we had minimum third party payment commitments in respect of distribution agreements for the Sky Distributed Channels of approximately £57.7 million (December 31, 2001: £88.9 million). An additional £884.3 million of commitments is also payable, assuming that DTH subscribers remained unchanged from current levels.

Capital lease obligations

Obligations under capital leases represent amounts drawn in connection with the Customer Management Center in Dunfermline, Scotland and various information technology assets. The Customer Management Center leases and the IT assets leases bear interest at rates of 8.5% and 0% respectively.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2002, the company did not have any undisclosed off-balance sheet arrangements.

CONTINGENT LIABILITIES

The Group has contingent liabilities by virtue of its investments in unlimited companies, or partnerships, which include Nickelodeon UK, The History Channel (UK), Paramount UK, QVC, and National Geographic Channel UK. We do not expect any material loss to arise from the above contingent liabilities.

CASH FLOWS

During the period there was an operating cash inflow of £254.5 million, compared with an operating cash outflow of £177.9 million in the prior period. This represented the conversion of 161% of operating profit before goodwill to cash inflow.

The operating cash inflow was driven primarily by improved operating results and a positive working capital movement of £52.6 million, relating principally to the timing of payments for sports programming rights. After capital expenditure of £43.9 million, net interest payments of £66.1 million, net funding to joint ventures of £2.9 million and other net inflows of £0.4 million, net debt decreased by £142.0 million to £1,386.1 million.

During the period, our capital expenditure was £43.9 million, compared with £49.3 million in the prior period. A significant part of this expenditure related to investment in upgrades to customer-facing technology based in Scotland and a second up-linking facility. In addition, we continue to invest in computer systems, contingency planning, studio and transmission facilities and building refurbishment as the Osterley site near London continues to expand.

At December 31, 2002, our net debt was £1,386.1 million compared to net debt of £1,833.2 million at December 31, 2001 and net debt of £1,528.1 million at June 30, 2002. Net debt is defined as all short-term, medium-term and long-term borrowing, less all cash and liquid resources. Liquid resources comprise short-term deposits of less than one year and investments that are readily realizable and held on a short-term basis. Short-term, medium-term and long-term borrowing amounted to £1,437.2 million at December 31, 2002 compared to £1,919.7 million at December 31, 2001 and £1,578.4 million at June 30, 2002. At December 31, 2002, cash and liquid resources were £51.1 million compared to £86.5 million at December 31, 2001 and £50.3 million at June 30, 2002.

TREND INFORMATION

The significant trends which have a material effect on our financial performance are outlined below and are reflected within our operating results for the current period.

We expect that the trend of digital DTH subscriber growth will continue at a run rate of net additions consistent with achieving our target of 7,000,000 DTH subscribers by the end of calendar 2003. The emphasis in fiscal 2003 remains on acquiring and retaining higher value subscribers, the latter being of greater importance now that 78% of all DTH subscribers are no longer within their initial minimum 12 month contract period (2001: 71%).

During the six months ended December 31, 2002, the number of cable subscribers receiving Sky Channels in the UK and the Republic of Ireland decreased by 140,000 to 3,951,000. The base of cable subscribers receiving Sky Channels in the UK is expected to continue to decline over the remainder of the fiscal year in line with the decline in the number of cable homes.

We expect that the total UK television advertising market will continue to grow over fiscal 2003 and fiscal 2004. We also expect that our share of the total market will increase as we benefit from a greater number of subscribers leading to growth in Sky’s commercial impacts. This will enable us to attract a greater proportion of total UK television advertising expenditure and will have a positive impact on advertising revenues.

Interactive revenues are expected to grow in the next few years as the range of interactive services available on the digital satellite platform develops. The core growth areas are expected to be interactive betting via television, retail (particularly Sky’s own retail proposition “Sky Buy”), games, interactive programming, and interactive advertising.

We will continue to seek to reduce the per subscriber cost of sports and movies programming and the per subscriber cost in relation to the Sky Distributed Channels, as and when the contracts for these are renewed.

Included within marketing costs, are the costs of providing free digital satellite equipment to new customers and the installation cost in excess of the relevant amount actually received from the customer. It remains the Group’s current intention to continue the practice of providing free digital satellite equipment and subsidizing installation to new subscribers, however, we expect marketing costs as a percentage of revenues to continue to fall.

We expect that the increase in subscriber management costs will continue in fiscal 2003 as a result of increases in supply chain costs related to hardware and installation costs for Sky+ and second set-top boxes, which will be partly offset by a reduction in customer relationship management costs per subscriber, achieved through call center efficiencies and lower call volumes.

Our net debt has fallen by £142.0 million since June 30, 2002. At December 31, 2002, the ratio of net debt to annualized earnings before interest, tax, depreciation and amortization (“EBITDA”) was 3.4, its lowest level since 1999. Interest cover (the ratio of EBITDA to net interest payable) was 3.3. We currently expect these ratios to continue to improve.

See also notes to the Interim Financial Statements.

RESEARCH AND DEVELOPMENT

The Group did not undertake any significant research and development activity in the period nor the prior period.

CRITICAL ACCOUNTING POLICIES

In December 2001, the US Securities and Exchange Commission issued Financial Reporting Release No. 60, “Cautionary Advice Regarding Disclosure About Critical Accounting Policies” (“FR-60”), encouraging companies to provide additional disclosure and commentary on those accounting policies considered most critical. FR-60 considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations, and requires significant judgment and estimates on a company’s part in its application. A summary of our significant accounting policies is discussed in Note 1 to the Consolidated Financial Statements filed with our annual report on Form 20-F for fiscal 2002, and our critical accounting policies are discussed below.

The application of UK GAAP often requires our judgment when we formulate our accounting policies and when presenting a true and fair view of our financial position and results in our consolidated financial statements. Often, judgment is required in respect of items where the choice of specific policy to be followed can materially affect our reported results or net asset position, in particular, through estimating the lives of recoverability of particular assets, or the timing of when a transaction is recognized.

We consider that our accounting policies in respect of the following are critical:

Goodwill

Where the cost of acquisition exceeds the fair values attributable to the net assets acquired, the difference is treated as purchased goodwill and capitalized on our balance sheet in the year of acquisition. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives, among other items. Purchased goodwill arising on acquisitions from July 1, 1998 is capitalized. Prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. As permitted by Financial Reporting Standard No. 10, “Goodwill and Intangible Assets” (“FRS 10”), this goodwill has not been restated on our balance sheet. As at December 31, 2002, the total value of goodwill written off directly to reserves was £523.8 million (December 31, 2001: £523.8 million) relating to the merger of Sky Television and British Satellite Broadcasting in 1990.

Where capitalized goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortized on a straight-line basis over that life, of up to 20 years. All goodwill currently held on our balance sheet is being amortized over seven year periods. Impairment reviews are carried out to ensure that goodwill is not carried at above the recoverable amounts. Any amortization or impairment write-downs are charged to our profit and loss account.

At December 31, 2002, the carrying value of goodwill amounted to £593.5 million (December 31, 2001: £714.3 million) and represented 25% (December 31, 2001: 27%) of our total assets. As a result, the choice of amortization period is critical to our results. Applying the lives referred to in the previous paragraph has resulted in this period’s charge for amortization amounting to £58.5 million.

Goodwill impairment reviews are also an area requiring our judgment, requiring assessment as to whether the carrying value of goodwill can be supported by the net present value of future cash flows derived from assets using cash flow projections, and discounting using an appropriate rate. We have completed three significant acquisitions since June 30, 1999. These were the acquisitions of 24% of KirchPayTV (subsequently diluted to 22.03%), the 67.5% of BiB not previously owned by us and 100% of Sports Internet Group. In accordance with Financial Reporting Standard No. 11, “Impairment of Fixed Assets and Goodwill”, all goodwill was reviewed for impairment during fiscal 2002 and, as a result, at December 31, 2001, an impairment write-down of £985 million under UK GAAP (£643 million under US GAAP) was made against the KirchPayTV goodwill resulting in a carrying value of nil. At December 31, 2002, the Group has made a provision of £5.2 million under UK GAAP (nil under US GAAP), included within amortization, against goodwill which arose on the acquisition of Opta Index Limited, reducing the carrying value of the goodwill to nil. The provision has been made as a result of the Group’s announcement to close Opta in May 2003 if sufficient sponsorship revenue has not been generated by that date.

The impairment reviews undertaken at June 2002 on the carrying value of BiB and Sports Internet Group goodwill balances showed that no impairment was identified in either case. Consistent with our strategy, the business plans on which these reviews were based reflect a number of assumptions about the future operations of both businesses over the next five years, including significant projected increases in betting and other interactive revenues, both through increases in the number of subscribers to Sky’s digital service and through increased use of interactive services by those subscribers. As these businesses are still at an early stage of development, historical operating information and information concerning other trends is currently limited. Changing the assumptions selected by us to determine the level, if any, of impairment, including the discount rate or the growth rate assumptions in the cash flow projections, could significantly affect our results.

The treatment of goodwill under US GAAP differs significantly from that under UK GAAP (see Item 5, “Summary of differences between United Kingdom and United States generally accepted accounting principles” for further details).

Revenues

The main source of our revenue is revenue from subscribers. Revenues from the provision of DTH subscription services are charged to contract customers on a monthly basis. Revenues are invoiced and recorded as part of a periodic billing cycle, and are recognized as the services are provided. Pay per view revenue is recognized when the event, movie or football match is viewed. Cable revenue is recognized based on the number of subscribers taking Sky channels as reported to us by the cable companies and the applicable rate card. The overriding principle followed is to match revenues with the provision of service, and accordingly, this leaves little scope for subjectivity. In the period, subscription revenues from DTH, cable and DTT subscribers comprised 80% of total turnover (2001: 80%).

The remaining 20% of turnover (2001: 20%) is comprised of advertising, interactive and other revenues. Recognition of these revenues takes place once the advertising is broadcast, or when the relevant goods or services have been delivered.

A further aspect of revenue recognition concerns the installation fees received by us (net of any discount given) when a set-top box is installed and a subscriber is connected to the Sky digital service. These revenues are recognized on the successful completion of the installation of the set-top box, together with any associated costs such as set-top box costs, smartcard costs and installer costs. Under US GAAP these revenues and costs are deferred and recognized over the estimated life of the customer relationship as required under US Securities and Exchange Commission Staff Accounting Bulletin (“SAB”) 101, “Revenue Recognition in Financial Statements”. As a result our revenues and costs for the six months ended December 31, 2002 and the previous period (under US GAAP) have been reduced by £12.9 million and £25.0 million respectively. The estimated life of a subscriber is calculated using the reciprocal of the current churn rate, and was 9.9 years in the period (2001: 9.1 years). Under US GAAP, where installation costs exceed installation revenue, the excess costs are charged in the profit and loss account immediately upon installation, while the balance of the installation costs are deferred and recognized over the estimated life of the customer relationship. See Item 5, “Summary of differences between United Kingdom and United States generally accepted accounting principles” for further details.

Tangible fixed assets

32% of our total fixed assets relates to tangible fixed assets (December 31, 2001: 28%). Tangible fixed assets are stated at cost, net of accumulated depreciation and any provision for impairment. Our depreciation policy in respect of tangible fixed assets is disclosed in Note 1 to the Consolidated Financial Statements filed with out annual report on Form 20-F for fiscal year 2002. We estimate the useful life of these assets based on their periods of expected use and this estimation is judgmental. We review the period of expected use on a regular basis. Tangible fixed asset impairment reviews are also an area requiring our judgment and requiring assessment as to whether the carrying value of our tangible fixed assets can be supported by the net present value of future cash flows derived from these assets using cash flow projections, and an appropriate discount rate.

In fiscal 2000, Financial Reporting Standard No. 15, “Tangible Fixed Assets” (“FRS 15”), introduced specific criteria for the recognition of tangible fixed assets. The implementation of this accounting standard did not give rise to any restatement of our reported figures for prior periods. FRS 15 includes a detailed definition of costs that are capitalized in relation to self-constructed assets as at December 31, 2002: £80.8 million (December 31, 2001 £55.4 million) of costs associated with our customer relationship management project had been capitalized on the balance sheet, some of which continue to be under construction. If these costs had not been capitalized they would have been expensed immediately. Capitalized costs include technology hardware and software assets, site preparation and development costs, and associated consultancy spend. The majority of capitalized costs are associated with the customer relationship management systems (approximately 90%). These costs are being depreciated over approximately three years for software and approximately four years for hardware. We have expensed the lease costs relating to our transponders as they are incurred, as we treat these leases as operating leases rather than capital leases. If these leases had been treated as capital leases, then the costs would have been capitalized and depreciated. The only US GAAP difference from UK GAAP relates to the capitalization of interest costs on funds invested in the construction of major capital assets.

Amortization of program stock

A significant proportion of programming costs relates to the amortization of television program rights. Programming costs constituted 52.5% of operating expenses in the period (2001: 50.2%). Our investment in television program rights is amortized over the planned number of showings according to the type of program right, with the exception of movie rights and certain sports rights, which are discussed below. The amortization methods used are based on program genre, for example, general entertainment programs, and have been based on the repeatability and value to us of showing the program. This basis is regularly reviewed. The principle followed is to match the benefit received from the showing of the program to the cost of the program rights. Acquired movie rights are amortized on a straight-line basis over the period of the transmission rights, although where acquired movie rights provide for a second availability window, 10% of the cost is allocated to that window. Our own in-house movie productions are amortized in line with anticipated revenue over a maximum of five years. Where contracts for sports rights provide for multiple seasons or competitions, the amortization of each contract is based on anticipated revenue. Provisions are made for any program rights which are surplus to our requirements or will not be shown for any other reason. There is no difference in the company’s treatment of amortization between UK GAAP and US GAAP.

Equity accounting

Under UK GAAP, an investor will cease to apply the equity method to an equity-accounted investment when it is demonstrated that the investor no longer exerts significant influence over the investment. By February 8, 2002, we considered that our relationship with KirchPayTV had irrevocably changed and that we have not exercised significant influence since that date. We believed that from February 8, 2002, it was no longer appropriate to account for our investment in KirchPayTV as a joint venture under UK GAAP, and therefore ceased to account for KirchPayTV’s losses using the gross equity method from that date. As we have no obligation to provide, or intention of providing, any future funding to KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching our share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

Under US GAAP, when the carrying amount of an equity-accounted investment is reduced to zero, the investor ordinarily should discontinue applying the equity method and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period equity accounting was suspended, or where there is an expectation that the investee will return to a profit making position in the foreseeable future. As we have no obligation to provide, or intention of providing, any future funding to KirchPayTV, following the full impairment write down in the investment at December 31, 2001, we ceased recording our share of KirchPayTV losses under US GAAP, in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, from that date.

Due to the change in our relationship with KirchPayTV, as described previously, from February 8, 2002, our investment in KirchPayTV changed from one of an equity-accounted investment to one of a fixed asset investment. At December 31, 2002, the net book value of our investment in KirchPayTV was nil under both UK and US GAAP.

Minority equity investments

Our minority equity investments are regularly reviewed by us to determine whether there has been a permanent diminution in market value. In making that determination, we consider the extent to which the carrying value exceeds market value, the duration of the market decline and investee forecasts. In fiscal 2002, we recorded a non-cash impairment loss of approximately £60.0 million against our football club investments (2001: £38.6 million against our new media investments). As at December 31, 2002, we recorded a further non-cash impairment loss of £21.0 million against our football club investments as a result of continued adverse stock market conditions. The treatment of these impairments differed under US GAAP (see note (10) within Item 5 for further details).

Deferred consideration

Deferred consideration of £253.1 million relating to our acquisition of BiB, was paid through the issue of shares in November 2002. This consideration was payable through the issue of shares or loan notes. Previously, our Board determined that there was no genuine commercial possibility that loan notes would be issued and therefore under UK GAAP this deferred consideration had been included within shareholders’ funds as ''shares to be issued’’. Under US GAAP, the deferred consideration had been classified within liabilities (see note (12) within Item 5 for further details).

Deferred tax

Under UK GAAP, we recognize deferred tax assets and liabilities in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred at the balance sheet date. Deferred tax liabilities existing at the balance sheet date are provided for in full at expected future tax rates. Deferred tax assets are recognized when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

We regularly review our deferred tax assets for recoverability and the expected reversals of existing timing differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual tax rates or time period within which the underlying timing differences become taxable or deductible, we could be required to further write-down our deferred tax assets resulting in an increase in our effective tax rate and an adverse impact on our financial results. The treatment of deferred tax under US GAAP differs from that under UK GAAP (see note (7) in Item 5 for further details).

ADOPTION OF NEW ACCOUNTING STANDARDS

No new UK GAAP accounting standards have been issued during the six months ended December 31, 2002 or during fiscal 2002. Details of new US GAAP accounting standards issued during the period are given in Item 5, ''Adoption of New Standards’’.

US GAAP RECONCILIATION

Net profit after tax under UK GAAP in the period was £16.1 million (2001: loss after tax of £1,353.5 million). Under US GAAP the corresponding amount was £72.1 million (2001: loss after tax of £1,013.3 million).

The principal differences between US GAAP and UK GAAP, as they relate to the Group, arise from the methods of accounting for goodwill and intangible assets, employee stock based compensation, non-traded financial instruments and the derivatives which hedge these instruments, amounts written back to fixed asset investments and deferred taxation.

For a further explanation of the differences between US GAAP and UK GAAP, see Item 5.

MEMORANDUM AND ARTICLES OF ASSOCIATION

At the Annual General Meeting on November 8, 2002, the Articles Proposal, as described in Item 10 of our annual report on Form 20-F for fiscal 2002, was passed. The Articles Proposal became effective on February 13, 2003.

MATERIAL CONTRACTS

The deferred consideration that was payable on the acquisition of British Interactive Broadcasting Holdings Limited, which was described in Item 10 of our annual report on Form 20-F for fiscal 2002, was paid by issuing 43.2 million ordinary shares with a fair value of £253.1 million on November 13, 2002.

ITEM 3: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

Our treasury function provides us with a centralized service for raising finance for the Group’s operations, together with managing foreign exchange, interest rate and counter party risks. Treasury operations are conducted within a framework of policies and guidelines authorized and reviewed by both the Audit Committee and the Board, who receive regular updates of treasury activity. Derivative instruments are transacted for risk management purposes only, and the internal control environment is reviewed periodically by our Internal Audit and Risk Management function. The following discussion and tables address market risk only and do not present other risks that we face in the normal course of business, including country risk, credit risk and legal risk.

Our principal market risks are changes in interest rates and currency exchange rates, which arise both from our sources of finance and from our operations. Following evaluation of those positions, we selectively enter into derivative financial instruments to manage these exposures. We use interest rate swaps to hedge interest rate risks, forward foreign exchange agreements to hedge transactional currency exposures and cross currency swaps to hedge exposures on long term foreign currency debt.

It is our policy that all hedging is to cover known risks and that no trading in financial instruments is undertaken. The amount of cash that can be placed with any one institution is restricted to ensure counter-party risks are minimized, and regular and frequent reporting to management is required for all transactions and exposures.

We have formulated our policies for hedging without regard to US GAAP requirements on hedge accounting, and therefore our existing derivative arrangements do not qualify for hedge accounting under US GAAP.

Interest rate management

We have financial exposures to both sterling and US dollar interest rates, arising primarily from our bank borrowings and long-term notes. We manage our exposures by borrowing at fixed and variable rates of interest and by using interest rate swaps and cross-currency swaps to manage exposure to interest rate fluctuations. Under our interest rate swaps, we agree with counter parties to exchange, at specified intervals, the difference between fixed-rate and variable-rate amounts calculated by reference to an agreed notional amount of our sterling borrowings. Under our cross-currency swaps we agree with counter-parties to exchange, at specified intervals, fixed amounts of sterling for fixed amounts of US dollars, thereby fixing the sterling cost of servicing our US dollar denominated notes. Our debt exposure is entirely denominated in sterling after cross-currency swaps are taken into account. At December 31, 2002, the split of aggregate net borrowings in its core currencies was US dollar 68% and sterling 32% (December 31, 2001: US dollar 50% and sterling 50%).

At December 31, 2002, 96% of our borrowings were at fixed rates after taking account of interest rate swaps (December 31, 2001: 72%). The fair value of both interest rate and cross-currency swaps held as of December 31, 2002 was approximately £37.8 million (December 31, 2001: £91.4 million) (i.e. at December 31, 2002, we would have received approximately £37.8 million (at December 31, 2001 £91.4 million) if we had closed out these swaps).

The table below lists for each of the years December 31, 2003 to December 31, 2007 the notional amounts and weighted average interest rates, as of December 31, 2002, for both our borrowings and our currency and interest rate swaps. Borrowings and other financial liabilities that are not denominated in sterling have been translated at currency exchange rates prevailing at the relevant period ends.

	Maturities

	Carrying	Fair-							Carrying	Fair-
	value	value						There-	value	value
	2001	2001	2003	2004	2005	2006	2007	after	2002	2002

	(Amounts shown in sterling in millions except percentage information, unless shown otherwise)
INTEREST RATE SENSITIVITY
Borrowings and other financial liabilities
Fixed rate
US dollars(1)	1,069.8	1,071.6	—	—	—	187.0	—	775.4	966.4	1,015.9
Average interest rate	7.52%	—	—	—	—	7.30%	—	7.56%	7.52%	—
Sterling(2)	100.0	99.5	—	—	—	—	—	100.0	100.0	102.6
Average interest rate	7.75%	—	—	—	—	—	—	7.75%	7.75%	—
Variable rate
Sterling(4)	840.0	840.0	—	360.0	—	—	—	—	360.0	360.0
Average interest rate	6.18%	—	—	5.28%	—	—	—	—	5.28%	—
Combined interest rate and currency swaps
Receive US dollar fixed(1)	$1,550.0	—	—	—	—	$300.0	—	$1,250.0	$1,550.0	—
US dollar fixed rate	7.52%	—	—	—	—	7.30%	—	7.56%	7.52%	—
Pay sterling fixed(1)	968.9	—	—	—	—	94.6	—	779.7	874.3	—
Sterling fixed rate	7.96%	—	—	—	—	8.38%	—	7.91%	7.96%	—
Pay sterling variable	—	—	—	—	—	94.6	—	—	94.6	—
Sterling variable rate	n/a	—	—	—	—	4.80%	—	n/a	4.80%	—
Net fair value	—	98.5	—	—	—	12.1	—	32.8	—	44.9
Interest rate swaps
Variable to fixed(1,3)	300.0	(7.1)	300.0	—	—	94.6	—	—	394.6	(7.1)
Average pay fixed rate	6.42%	—	6.42%	—	—	6.13%	—	—	6.35%	—
Average receive variable rate	5.40%	—	4.31%	—	—	4.80%	—	—	4.43%	—
EXCHANGE RATE SENSITIVITY
Borrowings and other financial liabilities
Fixed rate
US dollars(1)	1,069.8	1,071.6	—	—	—	187.0	—	775.4	966.4	1,015.9
Average interest rate	7.52%	—	—	—	—	7.30%	—	7.56%	7.52%	—
Combined interest rate and currency swaps
Receive US dollar fixed	$1,550.0	98.5	—	—	—	$300.0	—	$1,250.0	$1,550.0	44.9
US dollar fixed rate	7.52%	—	—	—	—	7.30%	—	7.56%	7.52%	—

(1)	In October 1996, we issued, in the US public debt market, US$300 million of 7.300% Guaranteed Notes repayable in October 2006. We entered into swap transactions to convert the dollar proceeds into sterling, half of which carries a fixed rate of interest of 8.384% until maturity, payable semi-annually. The remainder was fixed at 7.940% until April 15, 2002, thereafter floating at 62 basis points over six months sterling LIBOR, again payable semi-annually. In respect of this remaining floating exposure, on January 16, 2002, we entered into a further interest rate hedging arrangement to fix the rate at 6.130% from April 15, 2002, payable semi-annually for the remainder of the life of the Notes.

In February 1999 we issued, in the US public debt market, US$600 million of 6.875% Guaranteed Notes repayable in February 2009 for which swap transactions have been entered into to convert the proceeds into sterling at an average fixed rate of interest of 8.200%, payable semi-annually.

In July 1999 we issued, in the US public debt market, US$650 million 10-year Guaranteed Notes pursuant to Rule 144A and Regulation S of the Securities Act of 1933. The US$650 million Notes carry a coupon of 8.200% payable semi-annually and are repayable in July 2009. They have been swapped into sterling at a fixed rate of 7.653% payable semi-annually.

(2)	In July 1999 we issued, in the US public debt market, £100 million 10-year Guaranteed Notes pursuant to Rule 144A and Regulation S of the Securities Act of 1933. The £100 million Notes carry a fixed coupon of 7.750% payable annually, and are repayable in July 2009.

(3)	In fiscal 2001, we entered into an interest rate swap transaction to fix the rate on a notional £300 million of drawings on our £750 million RCF, for a period of two years until January 2003, at 6.415% (excluding the margin above LIBOR as described in (4) below). This hedges part of the £360 million that was drawn down on the £750 million RCF at December 31, 2002.

(4)	As at December 31, 2002, £360.0 million was drawn down on the £750 million RCF (December 31, 2001: £840.0 million). During fiscal 2001, the interest applicable to £300 million of the drawn down amount was fixed using an interest rate hedge (see (3) above). The interest rate applicable to the remaining £60 million of the drawn down amount accrues at rates between 0.5% and 1.4% per annum above LIBOR, depending upon our credit rating. At current credit ratings, the rate is 1.0% above LIBOR. No funds were drawn on the £300 million RCF at December 31, 2002 (December 31, 2001: £260.0 million).

The fair values of quoted bond debt are based on the mid-market quoted prices at the period end. The fair values of other borrowings are estimated by discounting the future cash flows to net present value.

To ensure continuity of funding, our policy is to ensure that our borrowings mature over a period of years. At December 31, 2002, 62% of our borrowings were due to mature in more than five years (2001: 46%).

Currency exchange rates

Our revenues are substantially denominated in pounds sterling, although a significant proportion of operating costs are denominated in US dollars. In the half-year to December 31, 2002, 15.9% of operating costs (£215.8 million) were denominated in US dollars (2001: 17% (£213.6 million)). These costs relate mainly to our long-term programming contracts with US movie licensors.

We currently manage our US dollar/ pound sterling exchange risk exposure by entering into forward foreign exchange agreements for up to eighteen months ahead, which substantially hedge our future foreign exchange liabilities in that period. It is our policy that foreign exchange transactions are limited to fixed price instruments.

Our primary Euro exposure arises as a result of revenues generated from our subscribers in the Republic of Ireland. These Euro-denominated revenues are offset to a certain extent by Euro-denominated costs, relating mainly to certain transponder rentals, which result in a Euro surplus. To date, surplus Euros have been exchanged for sterling on currency spot markets, although going forward we are likely to use forward foreign exchange agreements or other financial instruments to hedge this exposure. In the six months to December 31, 2002, Euro 39.0 million (2001: nil) has been exchanged at spot rates.

During the period, we acquired the pay TV rights to certain UEFA Champions League football matches from 2003/4 season to the end of the 2005/6 season. Payments in respect of these rights will be made pursuant to contract in Swiss francs, which means that we will be exposed to the Swiss franc/pounds sterling exchange rate. In line with our policy of limiting foreign exchange transactions to fixed price instruments, this exposure will be hedged via the use of forward sale of surplus euros for Swiss francs forward purchase contracts.

Although these financial instruments and revenue flows can mitigate the effect of short-term fluctuations in exchange rates, there can be no effective or complete hedge against long-term currency fluctuations.

All US dollar-denominated forward foreign exchange agreements and similar financial instruments entered into by us are in respect of firm commitments that exceed the value of such agreements and instruments.

It is our policy to hedge in excess of 90% of dollar-denominated expenses for a period of up to eighteen months forward. As at December 31, 2002, we had entered into 111 forward contracts for a total value of US$910 million, with a maturity of up to eighteen months, to cover contracted commitments for the supply of programming. These contracts, which are individually for less than US$13.0 million, are with a variety of counter-parties.

Our forward foreign exchange agreements relating to cash flow conversion are summarized by currency below for the periods ending December 31, 2002 and 2001:

	2002	2002	2002	2001	2001	2001
		Average			Average
	Contract	contractual		Contract	contractual
	amount	rate	Loss	amount	rate	Loss

	£m		£m	£m		£m
Receive US dollars/pay sterling(1)	629.0	1.4467	(52.5)	640.9	$1.4043	(10.5)
Receive euros/pay sterling(2)	—	—	—	12.6	€1.5807	(0.5)

(1)	The receive US dollars/pay sterling contracts have an average weighted maturity of nine months. These contracts relate to program purchases.

(2)	The receive euros/pay sterling contracts in fiscal 2001 had an average weighted maturity of three months. These contracts related principally to transponder payments and certain marketing costs; however, as we now generate net euro surpluses each quarter no further contracts of this nature have been entered into.

Some US$349.3 million of these forward contracts are to hedge liabilities in respect of available programming and hence these liabilities are recorded on the balance sheet at the hedged rate. The remainder is to hedge future payments for programs that are yet to become available and therefore, are not yet recorded as liabilities. The fair value of £52.5 million loss (2001: £11.0 million loss) for the above contracts represents the amount that we would have paid if we closed out the contracts as at December 31, 2002 (2001: December 31, 2001).

Our debt exposure is currently denominated in pounds sterling after taking foreign exchange swaps into account.

Investments in overseas operations are consolidated or equity accounted for accounting purposes by translating values into sterling, and therefore fluctuations in currency exchange rates affect the sterling values recorded in our accounts. These investments do not give rise to any foreign currency cash flows. Exchange differences arising on translation of the opening net assets and results of the overseas subsidiaries and joint ventures and on foreign currency borrowings, to the extent that they hedge the Group’s investment in these operations, are dealt with through reserves.

The accounting policies in respect of market risk sensitive instruments are disclosed in our 2002 Form 20-F (Item 18) in the Consolidated Financial Statements in Notes 1, 21 and 25.

ITEM 4: RATIO OF EARNINGS TO FIXED CHARGES

The ratios of earnings to fixed charges, which have been derived from the unaudited consolidated financial statements of the Company for the relevant period, are computed by aggregating (a) income from continuing operations before taxes on income and joint venture losses and (b) fixed charges, and dividing the total by fixed charges.

After exceptional items, under UK GAAP, for the six months ended December 31, 2002, the ratio of earnings to fixed charges was 1.24. For the six months ended December 31, 2001, the deficiency of earnings coverage was £1,189.9 million (US$1,724.0 million).

After exceptional items, under US GAAP, for the 6 months ended December 31, 2002, the ratio of earnings to fixed charges was 2.51. For the six months ended December 31, 2001, the deficiency of earnings coverage was £853.2 million (US$1,236.2 million).

ITEM 5: SUMMARY OF DIFFERENCES BETWEEN UNITED KINGDOM AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(i)	Differences giving rise to accounting adjustments

The Group’s accounts are prepared in accordance with GAAP applicable in the UK, which differ in certain significant respects from those applicable in the US.

In the opinion of management, the interim accounts reflect all adjustments that are necessary to give a true and fair view of the financial position, results of operations and cash flows for the interim period. The interim accounts should be read in conjunction with the audited annual accounts as of June 30, 2002. The results for the six months ended December 31, 2002, are not necessarily indicative of the results that may be expected for the year ending June 30, 2003.

The following is a summary of the approximate effects on operating profit (loss), net income (loss), and shareholders’ funds (deficit) and on certain other balance sheet items if US GAAP were to be applied instead of UK GAAP. A translation of amounts for the six months ended December 31, 2002 from pounds sterling to US dollars at £1: $1.6039 (the noon buying rate on December 27, 2002) has been included solely for the convenience of the reader.

	6 months to December 31,

	2001	2002	2002

	£m	£m	$m
	(unaudited)	(unaudited)	(unaudited)
Operating Profit (Loss):
Operating profit under UK GAAP	10.3	94.6	151.7
Adjustments:
Amortization of goodwill — subsidiary(1)	(14.5)	63.7	102.2
Transition provision(3)	(18.6)	—	—
Employee stock based compensation(4)	(2.0)	3.0	4.8
Derivative accounting(5)	(10.4)	13.5	21.7
Capitalized interest(6)	—	(1.1)	(1.8)
Fixed asset investments(10)	(37.7)	(18.8)	(30.2)

Operating (loss) profit under US GAAP	(72.9)	154.9	248.4

Net Income (Loss):
(Loss) profit after tax (“net (loss) profit”) under UK GAAP	(1,353.5)	16.1	25.8
Adjustments:
Amortization of goodwill — subsidiary(1)	(13.7)	63.7	102.2
Amortization and impairment of goodwill — joint venture(1)	371.8	—	—
Transition provision(3)	(18.6)	—	—
Employee stock based compensation(4)	(2.0)	3.0	4.8
Derivative accounting(5)	(10.4)	13.5	21.7
Capitalized interest(6)	(0.2)	(0.3)	(0.5)
Deferred taxation on US GAAP adjustments(7)	3.3	(3.2)	(5.1)
Deferred taxation(7)	—	(20.7)	(33.2)
Provision for loss on disposal of subsidiary(9)	(10.0)	—	—
Amounts written back to fixed asset investments(10)	20.0	—	—

Net (loss) profit under US GAAP	(1,013.3)	72.1	115.7

Basic (loss) earnings per share under US GAAP(8)	(53.7p )	3.8p	6.1c
Basic (loss) earnings per ADR under US GAAP(8)	(214.8p )	15.2p	24.4c
Diluted (loss) earnings per share under US GAAP(8)	(53.7p )	3.8p	6.1c
Diluted (loss) earnings per ADR under US GAAP(8)	(214.8p )	15.2p	24.4c

	As at	As at	As at
	June 30, 2002	December 31, 2002	December 31, 2002

	£m	£m	$m
	(audited)	(unaudited)	(unaudited)
Shareholders’ Funds (Deficit):
Capital and reserves under UK GAAP	(300.7)	(284.2)	(455.7)
Adjustments:
Goodwill — subsidiary(1)	400.0	443.4	711.2
Goodwill — joint venture(1)	25.9	25.9	41.5
ESOP(2)	(42.2)	(39.2)	(62.9)
Employee stock based compensation(4)	26.2	37.3	59.8
Derivative accounting(5)	(6.2)	7.3	11.6
Capitalized interest(6)	8.1	7.8	12.5
Deferred taxation(7)	10.8	7.6	12.2
Fixed asset investments(10)	(9.3)	—	—
Deferred consideration(12)	(253.1)	—	—

Shareholders’ funds (deficit) under US GAAP	(140.5)	205.9	330.2

Total assets:
Under UK GAAP	2,201.7	2,353.1	3,774.1
Adjustments:
Goodwill — subsidiary(1)	400.0	443.4	711.2
Goodwill — joint venture(1)	25.9	25.9	41.5
ESOP(2)	(42.2)	(39.2)	(62.9)
Derivative accounting(5)	74.5	61.7	99.0
Capitalized interest(6)	8.1	7.8	12.5
Deferred taxation(7)	10.8	7.6	12.2
Fixed asset investments(10)	(9.3)	—	—
Installation costs(11)	185.1	198.0	317.6

Total assets under US GAAP	2,854.6	3,058.3	4,905.2

Total liabilities:
Under UK GAAP	(2,502.4)	(2,637.3)	(4,230.0)
Adjustments:
Employee stock based compensation(4)	26.2	37.3	59.8
Derivative accounting(5)	(80.7)	(54.4)	(87.2)
Installation revenues(11)	(185.1)	(198.0)	(317.6)
Deferred consideration(12)	(253.1)	—	—

Total liabilities under US GAAP	(2,995.1)	(2,852.4)	(4,575.0)

Notes

(1)	Goodwill

Under UK GAAP prior to July 1, 1998, goodwill arising on acquisitions was eliminated against reserves. From July 1, 1998, FRS 10 “Goodwill and intangible assets” required future goodwill to be capitalized, although, as permitted by FRS 10, goodwill previously written off has not been restated on the balance sheet. On disposal or closure of a previously acquired business, any goodwill previously written off to reserves will be included in calculating the profit or loss on disposal. Where capitalized goodwill is regarded as having a limited useful economic life, FRS 10 provides that the cost is amortized on a straight-line basis over that life, of up to 20 years. Impairment reviews, as required by FRS 11 “Impairment of fixed assets and goodwill”, are carried out to ensure that goodwill is not carried at above the recoverable amount. Any amortization or impairment write-downs are charged to the profit and loss account.

Under US GAAP, prior to July 1, 2002, goodwill arising on acquisitions was recognized in the balance sheet and amortized by charges against income over its useful life, which was not to exceed 40 years. The Group considered various factors in determining its amortization period, including competitive, legal, regulatory and other factors. As required by APB No. 17, the Group limited its amortization period to the specified maximum life of 40 years. Goodwill was accounted for at amortized cost, less provision for impairment. Whenever events or changes in circumstances indicated that current net book value may not be recoverable, the net book value was compared to the undiscounted net cash flows estimated to be generated by such goodwill. When these undiscounted cash flows were less than net book value, a provision for impairment was recorded to write down the net book value of the goodwill to the value in use by reference to discounted net future cash flows.

Under US GAAP, following the adoption of SFAS No. 142, from July 1, 2002, the accounting for goodwill has changed. SFAS No. 142 bases the accounting for goodwill on reporting units, which are defined as a SFAS No. 131 operating segment or one level lower. This Statement does not presume that goodwill is a wasting asset that should be amortized on a straight-line basis over its estimated useful life, instead it must be tested for impairment on an annual basis and whenever indicators of impairment arise. Upon adoption of SFAS No. 142, the Company stopped the amortization of goodwill with a net carrying value of £1,084.1 million. Goodwill was then tested for impairment using a two-step process that begins with an estimation of the fair value of each reporting unit. The first step is a screen for potential impairment, and the second step measures the amount of impairment, if any. This Statement does provide that if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit.

The first step of the impairment testing has been performed during the current period. Since there were no quoted market prices in active markets for the Company’s reporting units, the measurement of fair value for each reporting unit was based on the best information available for that reporting unit, which was determined to be future discounted cash flows. The fair value measurements were compared to the carrying amounts of each reporting unit and it was determined that goodwill was not impaired on July 1, 2002.

A reconciliation of the previously reported net income (loss) to the amounts adjusted for the exclusion of amortization of goodwill is as follows:

	Six months ended December 31,

	2001		2002	2002

	£m		£m	$m
Reported net income (loss) under US GAAP	(1,013.3)		72.1	115.7
Add: goodwill amortization	141.8		—	—

Adjusted net income (loss)	(871.5)		72.1	115.7
Basic earnings (loss) per share:
Reported net income (loss)	(53.7p	)	3.8p	6.1c
Add: goodwill amortization	7.5p		—	—

Adjusted earnings (loss) per share	(46.2p	)	3.8p	6.1c
Diluted earnings (loss) per share:
Reported net income (loss) under US GAAP	(53.7p	)	3.8p	6.1c
Add: goodwill amortization	7.5p		—	—

Adjusted diluted earnings (loss) per share	(46.2p	)	3.8p	6.1c

Under SFAS No. 142, equity method goodwill is no longer amortized. Equity method investments, however, continue to be reviewed for impairment in accordance with APB No. 18 which requires that a loss in value of an investment, which is other than a temporary decline, be recognized.

Under UK GAAP, provisions for impairment may be written back. Under US GAAP the restoration of a previously recognized impairment loss is prohibited. Under UK GAAP, the fair value of consideration is determined as at the date the acquisition becomes unconditional. Under US GAAP, the fair value is based on the share price prior to and post the date of agreement and announcement of the acquisition.

The goodwill adjustment relates to the acquisition of Sky Television Limited (“Sky”), the acquisition of an additional 9.5% economic interest in Granada Sky Broadcasting (bringing the total economic interest to 49.5%), the acquisition of the remaining 67.5% interest in BiB, 47.6% on May 9, 2001 and 19.9% on June 28, 2001, the acquisition of a 24% interest in KirchPayTV on April 14, 2000, the acquisition of the remaining 5% of WAPTV and the acquisition of a 100% interest in Surrey Sports, together with the write-back of the loss of £10.0 million, which was written-back under UK GAAP as the disposal did not occur, but could not be written-back under US GAAP.

Sky and Granada Sky Broadcasting

The goodwill of £491.5 million arising on the acquisition of Sky on November 3, 1990 (reduced by £20.8 million for the restatement of a shareholder loan to fair value as at the date of acquisition and by £33.0 million from July 1, 1993, for the SFAS No. 109 treatment of acquisition adjustments) was being amortized under US GAAP on a straight-line basis over 40 years, from November 4, 1990. Goodwill arising on the acquisition of an additional 9.5% in Granada Sky Broadcasting in March 1998 of £32.3 million was being amortized over a 20 year period from July 1, 1998. From July 1, 2002, no further amortization has been recorded under US GAAP following the adoption of SFAS No. 142.

BiB

Goodwill arising on the acquisition of the Group’s 67.5% interest in BiB was £542.0 million under UK GAAP, based on the fair value of the Group’s shares on May 9, 2001, for the acquisition of the 47.6% interest and June 28, 2001, for the acquisition of the remaining 19.9% interest. Under US GAAP, the goodwill arising was £664.3 million, based on the fair value of the Group’s shares on July 17, 2000 for the acquisition of the 47.6% interest and May 14, 2001 for the acquisition of the remaining 19.9% interest. Under UK GAAP, the goodwill is being amortized on a straight-line basis over 7 years from the dates of acquisition. Under US GAAP, no amortization has been charged from July 1, 2002 following the adoption of SFAS No. 142.

During the period the group recognized a deferred tax asset of £37.1 million in respect of tax losses carried forward balances under both UK and US GAAP. Under UK GAAP this has resulted in a reduction of £37.1 million in the current year tax charge. Under US GAAP, the tax benefits of BiB’s tax losses carried forward that were not recognized at the acquisition date of £20.7 million have been applied to reduce goodwill related to the acquisition.

KirchPayTV

Goodwill arising on the acquisition of the Group’s interest in KirchPayTV was £1,252 million under UK GAAP, based on the fair value of the Group’s shares as at April 14, 2000, and £858 million under US GAAP, based on the fair value of the Group’s shares as at December 3, 1999. All such amounts are stated net of a deemed disposal of a 1.97% interest which arose in August and September 2000. Goodwill arising on the acquisition was initially being amortized over 20 years under both US GAAP and UK GAAP. As at December 31, 2001, a provision of £984.9 million was recorded against KirchPayTV goodwill under UK GAAP following an impairment review under FRS 11, resulting in a carrying value of the investment of nil. Under UK GAAP £13.5 million of the provision was subsequently released to match the recognition of KirchPayTV losses from January 1, 2002 to February 8, 2002 from which date no further losses were recognized under UK GAAP. Under US GAAP no such release was made as no further losses were recognized after December 31, 2001. At December 31, 2002 and December 31, 2001, the carrying value of our investment in KirchPayTV was nil under both UK and US GAAP.

From acquisition until April 1, 2001, KirchPayTV goodwill was amortized over a period of 20 years under both UK and US GAAP. From April 1, 2001 it was considered appropriate to revise KirchPayTV’s useful economic life from 20 to seven years, and so until December 31, 2001, the goodwill was amortized over a period of seven years under both UK and US GAAP. Following the impairment review reducing the carrying value of the investment to nil at December 31, 2001, there has been no further amortization of KirchPayTV goodwill under US GAAP.

Under UK GAAP, goodwill arising on acquisition of the KirchPayTV joint venture was treated as a sterling denominated balance, calculated at the historical exchange rate when the transaction was completed, and is therefore not retranslated at the period end. Under US GAAP, this goodwill has been treated as a Deutschmark denominated balance. Following the impairment review, the goodwill balance has not been retranslated since December 31, 2001 and the gain recognized in shareholders’ funds in the six months ended December 31, 2001 was £9.4 million.

Opta Index Limited

At December 31, 2002, the Group has made a provision of £5.2 million under UK GAAP (nil under US GAAP), included within amortization, against goodwill which arose on the acquisition of Opta Index Limited (“Opta”) (a sports media and information company, a subsidiary of Sports Internet Group, which provides statistics on the sports industry), reducing the carrying value of the goodwill to nil. The provision has been made as a result of the Group’s announcement to close Opta in May 2003 if sufficient sponsorship revenue has not been generated by that date. The Goodwill has not been provided against under US GAAP due to the fact that the business had not yet ceased operations as at December 31, 2002.

(2)	Employee Share Ownership Plan

At December 31, 2002, the ESOP held 6.2 million (June 30, 2002: 6.6 million) Ordinary Shares in the Company at an average value of £6.36 per share (June 30, 2002: £6.39 per share). Under US GAAP these are classified within shareholders’ funds rather than within investments under UK GAAP.

(3)	Transition provision

Under UK GAAP, a provision of £58.3 million was recognized during fiscal 2000, in addition to a provision of £450.0 million recognized during fiscal 1999. These provisions were in respect of the net costs of the marketing promotion committed to by the Group, to transition its existing analog subscribers to its digital service. There was no unutilized element of the provision remaining as at June 30, 2002.

Under UK GAAP (namely FRS 12) a provision is recognized when a legal or constructive obligation exists as a result of a past event or action and it is probable that a transfer of economic benefit will be required to settle the obligation. Under EITF 94-3 of US GAAP, a provision should only be recognized when the Company has a legal commitment. Although EITF 94-3 has been superseded by SFAS No. 146, this standard only applies prospectively to provisions made after December 31, 2002, and had not yet been adopted by the Group at the time of the provision (see adoption of new standards below).

(4)	Employee stock based compensation

Under UK GAAP, a charge is recorded in the profit and loss account in relation to options for any difference between the market price and exercise price on the date of grant. Where shares have been purchased through the company’s ESOP trust to satisfy the exercise of employee stock options, the profit and loss account charge in respect of those options is equal to the difference between the cost of the ESOP shares and the cost to the employee on exercise of the option. The charge is allocated on a straight-line basis over the vesting period of the options. Under US GAAP, for performance related options deemed to be variable plans under APB No. 25, compensation expense is measured as the difference between the quoted market price at the date when the number of shares are known (the date the performance conditions are satisfied) and the exercise price; the cost is recognized over the period the employee performs related services. Since the ultimate compensation is unknown until the performance conditions are satisfied, estimates of compensation expense are recorded before the measurement date based on the quoted market price of the common shares at the intervening dates in situations where it is probable that the performance conditions will be attained. For options that will vest conditional only on continued employment, they are deemed to be fixed plans under APB No. 25, with the excess of the market price over the exercise price on the date of the grant being charged against income over the vesting period of the options.

In accordance with US GAAP, the cost of compensatory stock options is charged against operating income in the profit and loss account and recognized within shareholders’ funds in the balance sheet. There is an additional US GAAP credit for the period amounting to £2.3 million (2001: cost of £3.0 million).

Under UK GAAP, National Insurance is accrued over the vesting period of the share options. Under EITF 00-16 of US GAAP, the accrual for National Insurance should be recognized on the date of the event triggering the measurement and payment of tax to the tax authority, the exercise date. The additional US GAAP credit arising for the period amounts to £1.2 million (2001: credit of £2.3 million).

Contingent payments, in the form of the Company’s shares, to the selling shareholders of WAPTV Limited are linked to their continuing employment within the Group. Under UK GAAP these amounts were included as purchase consideration in calculating goodwill. Under US GAAP, these payments were classified as stock based compensation and as such were recorded within shareholders’ funds and are being amortized over the period of contingency between 13 and 28 months from the date of acquisition. The US GAAP stock compensation charge for the period amounts to £0.5 million (2001: charge of £1.3 million).

The cumulative balance sheet effect in respect of all employee stock based compensation described above in the period amounts to a decrease in UK GAAP accruals of £37.3 million (June 30, 2002: £26.2 million).

The US GAAP reconciling adjustments to employee stock based compensation are summarized as follows:

	Six months ended December 31,

	2001	2002	2002

	£m	£m	$m
Operating profit
Additional US GAAP (cost) credit of compensatory stock options	(3.0)	2.3	3.7
Reversal of UK GAAP National Insurance cost	2.3	1.2	1.9
Additional US GAAP cost of WAPTV stock compensation	(1.3)	(0.5)	(0.8)

	(2.0)	3.0	4.8

	As at	As at	As at
	June 30,	December 31,	December 31,
	2002	2002	2002

	£m	£m	$m
Shareholders’ funds
Reversal of UK GAAP accrual against ESOP shares	21.5	31.9	51.1
Reversal of UK GAAP National Insurance accrual	3.4	4.6	7.4
Additional US GAAP cost of WAPTV stock compensation	1.3	0.8	1.3

	26.2	37.3	59.8

(5)	Derivative accounting

Under UK GAAP, investments or financial derivative instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as hedges at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accruals basis, over the life of the instrument. Gains and losses hedging forecast transactional cash flows are recognized in the hedged periods. Under UK GAAP, all derivative contracts have been accounted for on the basis that they are hedging applicable monetary items. Under UK GAAP, commercial activities denominated in foreign currencies are recorded in sterling at actual exchange rates as at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign exchange contract or other hedging instruments. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end or, if hedged, at the appropriate hedged rate.

Under US GAAP, the Group marks all derivatives to market on the basis that such derivatives have not been sufficiently designated against monetary items to allow the Group to utilize hedge accounting under SFAS No. 133. As such, all derivative contracts have been recorded in the balance sheet at market value at the year end (with changes in fair value being charged to operating income) and all monetary assets and liabilities have been retranslated at spot rates.

(6)	Capitalized interest

Under UK GAAP, the capitalization of interest is not required, and the Group expenses interest charges to the profit and loss account in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of major capital assets are required to be capitalized and depreciated over the average life of the assets concerned.

Cumulative capitalized interest on assets under construction as at December 31, 2002 amounted to £7.8 million (June 30, 2002: £8.1 million). During the period, interest of £0.8 million (six-months to December 31, 2001: nil) was capitalized in respect of assets under construction, and depreciation of £1.1 million (six-months to December 31, 2001: £0.2 million) was charged in respect of capitalized interest on assets in use.

(7)	Deferred taxation

Under UK GAAP, deferred tax is recognized in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognized only when, on the basis of all available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred tax liabilities related to temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases) are fully provided and future taxation benefits are recognized as deferred tax assets to the extent their realization is more likely than not.

Financial Reporting Standard No. 19, “Deferred Tax” (“FRS 19”), the current UK accounting standard on deferred taxes, was first implemented in fiscal 2001. Subsequent to that date, while differences between FRS 19 and Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”), exist, such differences have not had a material effect on BSkyB from a measurement perspective and hence, since June 30, 2001, the UK and US GAAP accounting for deferred tax has been aligned more closely. As a result, since fiscal 2001, the net deferred tax asset recognized under UK and US GAAP has primarily differed only in respect of deferred tax on other UK to US GAAP adjustments. There has been an exception to this in the current period as described in note (i) to the table below.

Under UK GAAP, as at December 31, 2002, there is a deferred tax asset of £67.5 million (June 30, 2002: £38.8 million), which arose principally as a result of trading losses. In addition, under UK GAAP, there is an Advance Corporation Tax (“ACT”) debtor of £78.3 million (June 30, 2002: £85.3 million). Under US GAAP, the ACT amount is treated as a deferred tax asset.

Under US GAAP, at December 31, 2002, there is a gross deferred tax asset of £817.2 million (June 30, 2002: £833.0 million); offset by a valuation allowance of £663.8 million (June 30, 2002: £698.1 million). The net deferred tax asset is comprised as follows:

	Deferred tax asset			Deferred tax asset
	June 30, 2002			December 31, 2002

	Gross	Valuation	Net	Gross	Valuation	Net
	asset	provision	asset	asset	provision	asset

	£m	£m	£m	£m	£m	£m
ACT	85.3	—	85.3	78.3	—	78.3
Future tax depreciation	32.5	(5.3)	27.2	31.7	—	31.7
Operating losses carried forward (i)	223.3	(200.9)	22.4	214.6	(171.2)	43.4
Fixed asset investments (ii)	477.9	(477.9)	—	477.9	(477.9)	—
Other temporary differences	14.0	(14.0)	—	14.7	(14.7)	—

	833.0	(698.1)	134.9	817.2	(663.8)	153.4

(i)	The losses carried forward are available indefinitely to shelter future taxable profits. The decrease in the valuation provision in the six months ended December 31, 2002 is primarily as a result of the recognition of a deferred tax asset of £37.1 million following the acquisition of BiB, in respect of tax losses carried forward. As described in Note 1, under US GAAP £20.7 million of the total amount of £37.1 million has been applied to reduce goodwill on acquisition.

(ii)	In fiscal 2002, the write-down of fixed asset investments, principally KirchPayTV, resulted in a gross deferred tax asset related to capital losses which would arise on disposal of such investments. Such losses can be carried forward with no expiration date.

In determining the appropriate level of valuation provision we considered guidance set out in SFAS 109, including the use of prudent and feasible tax planning strategies, and other relevant literature.

The deferred tax asset valuation provision of £171.2 million in respect of operating losses, relates to temporary differences arising due to tax losses, which, whilst they can be carried forward indefinitely, can only be offset against future profits of the same companies. All such companies have been loss making and, based on all available evidence, both positive and negative, as at December 31, 2002 these companies are not more likely than not to have taxable profits in the future. Consequently, as at December 31, 2002, it was not considered more likely than not the benefits associated with these tax losses will be realized.

The deferred tax asset valuation provision of £477.9 million in respect of fixed asset investments, principally relates to the temporary difference between the book value (following the impairment) and the tax carrying value of BSkyB’s investment in KirchPayTV. For UK tax purposes, the loss will only be realized on the eventual disposal of KirchPayTV outside the exempt disposal rules and would then only be available for offsetting against taxable gains on capital transactions. The BSkyB Group is not currently expected to make capital gains in the future against which the loss could be offset. Consequently, as at December 31, 2002, it was not considered more likely than not the benefits associated with these tax losses will be realized.

The US GAAP tax charge (benefit), which wholly relates to UK corporation tax on continuing operations, comprises:

	2001	2002

	%	%
UK corporation tax rate	30.0	30.0
Permanent differences:
— Goodwill — subsidiary	6.8	—
— Goodwill — joint ventures	(34.1)	—
— Other	(1.2)	0.6
Fixed asset investments	—	7.4
Charges relating to prior periods	—	14.5
Joint venture losses	(2.8)	1.3
Change in valuation provision	(10.0)	(28.6)

US GAAP income tax charge (benefit)	(11.3)	25.2

(8)	Per share data

Basic (loss) earnings per share under UK GAAP and US GAAP for the six months ended December 31, 2002 is calculated using the weighted average number of Ordinary Shares in issue during the period of 1,898,715,178 (2001: 1,886,064,965). The weighted average number of shares under UK GAAP and US GAAP excludes the weighted average number of Ordinary Shares held by the ESOP.

Diluted (loss) earnings per share under UK GAAP and US GAAP for the six months ended December 31, 2002 is calculated using the weighted average number of Ordinary Shares in issue during the period, as adjusted for the weighted average number of Ordinary Shares that would be issued on the conversion of all dilutive potential Ordinary Shares into Ordinary Shares and the weighted average number of shares held in the Group’s ESOP trust of 1,898,715,178 (2001: 1,886,064,965). Options over 39,236,701 shares (2001: 43,210,763 shares) were excluded from the calculation of the weighted average diluted number of shares in those periods, as they were anti-dilutive. Deferred and contingently issuable shares in 2001, valued at £255.8 million, were excluded as they were anti-dilutive.

In prior period reporting, the earnings per ADS have been calculated using the weighted average number of ADRs outstanding on the basis of 1 ADR for 6 Ordinary Shares. On December 23, 2002 the ratio was revised to reflect a new ratio of 1 ADR representing 4 Ordinary Shares. Therefore, the current and prior period earnings per ADS have been calculated using a weighted average number of ADRs outstanding on the basis of 1 ADR for 4 Ordinary Shares.

(9)	Provision for loss on disposal of subsidiary

Under UK GAAP, in fiscal 2001 the £10.0 million provision for the disposal of Surrey Sports was taken below operating profit. Under US GAAP this amount has been reclassified within operating profit. In fiscal 2002, the provision was reversed under UK GAAP. Under US GAAP this reversal is prohibited.

(10)	Fixed asset investments

Under UK GAAP, a fixed asset investment in a publicly traded entity, which is not equity accounted or consolidated on a group basis, is recorded at cost, less any provision for permanent diminution in value. Amounts provided against these investments are charged to the profit and loss account below operating profit.

Under US GAAP, the Group has accounted for these investments as “available for sale” assets and have therefore marked-to-market such investments, with any movements in the carrying values net of tax being taken to other comprehensive income until realized. Market value must be determined by reference to quoted market prices irrespective of the size of the Group’s interest. Provisions for other than temporary impairments are charged to operating profit and the restoration of a previously recognized impairment loss is prohibited. The premium to market value of investments acquired is charged to the profit and loss account.

Under US GAAP, the group has accounted for investments that do not have a readily determinable fair value under the cost method of accounting. When factors indicate that a decrease in value of the investment has occurred which is other than temporary, a charge to operating profit is recorded.

The US GAAP reconciling adjustments to fixed asset investments, within operating profit, are summarized as follows:

	Six months ended December 31,

	2001	2002	2002

	£m	£m	$m
	(i )	(ii)
Write-down of football club investments	(41.4)	(21.0)	(33.7)
Other	3.7	2.2	3.5

	(37.7)	(18.8)	(30.2)

(i)	In the year ended June 30, 2001 under US GAAP a provision of £18.6 million was taken against football club investments (no such write-down was taken under UK GAAP). In the six months ended December 31, 2001 a £60.0 million provision was taken against football club investments under UK GAAP as an exceptional item below operating profit. Under US GAAP this was reduced by the £18.6 million provision taken in the year ended June 30, 2001, and was reclassified within operating profit.

(ii)	In the six months ended December 31, 2002 a further £21.0 million provision was taken against football club investments under UK GAAP as an exceptional item below operating profit. Under US GAAP this has been reclassified within operating profit.

The US GAAP reconciling adjustments to fixed asset investments, within net income, are summarized as follows:

	Six months ended December 31,

	2001	2002	2002

	£m	£m	$m
Write-down of football club investments	18.6	—	—
Other	1.4	—	—

	20.0	—	—

The US GAAP reconciling adjustments to fixed asset investments, within assets and shareholders funds, are summarized as follows:

	As at	As at	As at
	June 30, 2002	December 31, 2002	December 31, 2002

	£m	£m	$m
Mark-to-market of football club investments	(6.8)	—	—
Mark-to-market of new media investments	(2.5)	—	—

	(9.3)	—	—

(11)	Installation revenues and costs

Under UK GAAP, installation revenues are recognized once the installation is complete. Under US GAAP, installation revenues are recognized over the period that a customer is expected to remain a Sky subscriber (fiscal 2002: 9.9 years; 2001: 9.1 years), which is based on the current churn rate. Installation costs directly attributable to the income deferred are recognized over the same period under US GAAP. Where installation costs exceed installation revenues, the excess costs are charged in the profit and loss account immediately upon installation of the set-top box under US GAAP.

In the period, under UK GAAP, installation revenues of £25.6 million (2001: £36.8 million) were recognized. Under US GAAP, deferred revenue recorded on the balance sheet in respect of installations amounted to £198.0 million (June 30, 2002: £185.1 million). Under US GAAP installation costs, which are expensed immediately under UK GAAP, have been deferred to match and equal installation revenues; therefore at December 31, 2002, deferred costs held on the balance sheet in respect of installations also amounted to £198.0 million (June 30, 2002: £185.1 million). Installation revenues that have been recognized during the year amounted to £12.8 million (2001: £11.8 million). These are matched by £12.8 million (2001: £11.8 million) of installation costs recognized during the year.

The net impact on both operating profit and net income of these US GAAP adjustments is nil in both periods.

(12)	Deferred consideration

In fiscal year 2001, deferred consideration of £253.1 million, relating to the Group’s acquisition of BiB, was to be issued as shares or loan notes, as was to be determined on the settlement date. The Board determined that there was no genuine commercial possibility that loan notes would be issued and therefore, under UK GAAP, this deferred consideration was included in shareholders’ funds within shares to be issued. Under US GAAP, it was classified within liabilities.

The deferred consideration was settled on November 13, 2002 by the issue of shares.

(13)	Share of results of joint ventures

Under UK GAAP, we recognized KirchPayTV’s losses for the period from January 1, 2002, to February 8, 2002. By February 8, 2002, we considered that our relationship with KirchPayTV had irrevocably changed and that we have not exercised significant influence since that date. Therefore, we believed that from February 8, 2002, it was no longer appropriate to account for our investment in KirchPayTV as a joint venture under UK GAAP, and ceased to account for KirchPayTV’s losses using the gross equity method from that date. No future profits or losses will be equity accounted for unless the nature of the relationship changes in the future.

As we have no intention of providing any future funding to KirchPayTV, an amount of £13.5 million was released from the provision against the carrying value of the investment made at December 31, 2001, matching our share of KirchPayTV’s losses for the period from January 1, 2002 to February 8, 2002.

Under US GAAP, when the carrying amount of an equity-accounted investment is reduced to zero, the investor ordinarily should discontinue applying the equity method and should not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee. If the investee subsequently reports net income, the investor should resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period equity accounting was suspended, or where there is an expectation that the investee will return to a profit making position in the foreseeable future. Furthermore, if the investor ceases to exercise significant influence, the investment is no longer accounted for using the equity method.

Under US GAAP, the carrying value of the KirchPayTV investment was reduced to nil at December 31, 2001, as a result of the impairment in carrying value at that date and therefore under US GAAP we ceased to recognize losses from December 31, 2001. As no losses were recognized in the period from January 1, 2002 to February 8, 2002 under US GAAP, the £13.5 million write-back of losses under UK GAAP appears as a US GAAP net income reconciling item. This investment is no longer accounted for as a joint venture using the equity method as we no longer exercise significant influence.

Due to the fact that KirchPayTV was unable to provide information on a timely basis, their results were included in the Group’s results on a three month time lag basis. On that basis, the final summarized financial information for KirchPayTV provided to the Group was at September 30, 2001, and is as follows:

Group's share of KirchPayTV
(as adjusted)
Six months to September 30, 2001

£m
Turnover	57.0

Operating loss	(57.1)
Net interest payable	(3.0)

Loss before taxation	(60.1)

Fixed assets	134.3

Current assets	45.2

Liabilities due within one year	(104.8)

Liabilities due after more than one year	(131.9)

(14)	Consolidated Statements of Financial Performance

Turnover

Under UK GAAP, amounts receivable from disposal of programming rights not acquired for use by the Group and in respect of provision to third party broadcasters of spare transponder capacity are classified within “operating expenses, net”. Under US GAAP, these amounts are classified within “turnover”.

Under UK GAAP, gaming costs are shown within “operating expenses, net”. Under US GAAP, gaming costs are offset against gaming revenues within “turnover”.

Exceptional items

Under UK GAAP, exceptional items are material items which derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually or, if of a similar type aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. US GAAP does not allow the presentation of exceptional items and such items would not be presented as exceptional under US GAAP.

Non-operating profits

Under UK GAAP, profits or losses on disposals of operations and fixed assets, and provisions for fixed asset investments are recognized below operating profit under FRS 3. Under US GAAP, such items would be presented as components of discontinued operations, if certain criteria are met, or operating profit. Under UK GAAP, the share of joint ventures’ operating results excludes our share of joint ventures’ interest, our share of joint ventures’ exceptional items and our share of joint ventures’ tax. These amounts are included within “Interest payable and similar charges” or “Interest receivable and similar income”, “Exceptional Items” and “Taxation charge” respectively. Under US GAAP all of these amounts are included within “Equity in earnings (losses) of affiliates”.

(15)	Consolidated Balance Sheet

Under UK GAAP, long-term debtors (including prepaid program rights and transponder rentals) are classified as “debtors falling due after more than one year” within current assets. Under US GAAP long-term debtors are classified within other non-current assets.

Under UK GAAP, deferred tax assets are classified within “debtors: amounts falling due within one year” or “debtors: amounts falling due after more than one year”. Under US GAAP deferred tax assets are classified within “other current assets” or “other non-current assets”.

Under UK GAAP fixed asset investments are classified under the heading “investments” within fixed assets. Under US GAAP fixed asset investments are classified within “other non-current assets”.

Under UK GAAP investments in joint ventures are classified under the heading “investments” within fixed assets. Under US GAAP investments in joint ventures are classified as “investments in equity affiliates”.

Under UK GAAP, shares held by the ESOP are classified as “investments in own shares” within fixed assets. Under US GAAP, shares held by the ESOP are classified as “Treasury Stock” within shareholders’ funds.

Under UK GAAP, a merger reserve is included as part of capital and reserves. The merger reserve was created in accordance with the merger relief provisions under section 131 of the United Kingdom Companies Act 1985 relating to accounting for acquisitions involving the issue of shares at a premium. Merger relief provides relief from the requirement to create a share premium account in a parent company’s balance sheet. In preparing group consolidated financial statements, the amount by which the fair value of the shares issued exceeds their nominal value is recorded within a merger reserve on consolidation, rather than in a share premium account.

Merger relief is available when three conditions have been satisfied:

1.	When a company secures at least 90 per cent of the nominal value of each class of the equity share capital of another company, as a result of an arrangement.

2.	The arrangement provides for the allotment of equity shares by the acquirer.

3.	Consideration for the shares is either the issue or transfer of shares to the acquirer of equity shares in the acquired company; or the cancellation of those equity shares in the acquired company which the acquirer does not already hold.

The merger reserve was created as a result of the acquisition by the Group of interests in two entities:

1.	Sports Internet Group (“SIG”)

The acquisition of 100% of SIG on July 12, 2000, where consideration was paid by the issue of equity shares in BSkyB.

2.	British Interactive Broadcasting Holdings Limited (“BiB”)

Consideration was paid in BSkyB shares on June 28, 2001 and on November 8, 2002; this consideration related to the acquisition by the Group of the 19.9% of BiB it did not previously own from British Telecommunications plc (the Group previously holding 80.1% of BiB).

Under UK GAAP the amount recorded in the merger reserve can be transferred to the profit and loss reserve in line with the amortization of the associated goodwill. Accordingly, the £42.5 million amount that was transferred from the merger reserve to the profit and loss reserve in the six months ended December 31, 2002 (six months ended December 31, 2001: £36.6 million) equals the aggregate amortization charge in that period relating to SIG goodwill and the goodwill recognized on the acquisition of the remaining 19.9% stake in BiB.

Under US GAAP, the amount by which the fair value of the BSkyB shares issued on acquisition of SIG and the remaining 19.9% of BiB exceeded their nominal value is recorded within additional-paid-in-capital.

(16)	Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows prepared under UK GAAP in accordance with FRS 1 (Revised) presents substantially the same information as that required under US GAAP. Under US GAAP however, there are certain differences from UK GAAP with regard to classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents. Cash flow under UK GAAP represents increases or decreases in “cash”, which comprises cash in hand and deposits repayable on demand and overdrafts. Under US GAAP, cash flow represents increases or decreases in “cash and cash equivalents”, which includes short term, highly liquid investments with original maturities of less than three months, and excludes overdrafts.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends, management of liquid resources and financing activities. Under US GAAP however, only three categories of cash flow activity are reported, being cash flows relating to operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance are, with the exception of servicing of shareholder finance, included as operating activities under US GAAP. The servicing of shareholder finance would be included under financing activities under US GAAP.

A reconciliation between the consolidated statements of cash flows presented in accordance with UK and US GAAP is presented below:

	Six months ended December 31,

	2001	2002	2002

	£m	£m	$m
	(unaudited)	(unaudited)	(unaudited)
Operating activities
Cash (outflow) inflow from operating activities under UK GAAP	(177.9)	254.5	408.2
Interest received and similar income	6.7	1.7	2.7
Interest paid and similar charges on external finance	(68.9)	(67.5)	(108.3)
Interest element of finance lease payments	(0.2)	(0.3)	(0.5)

Net cash (used in) provided by operating activities under US GAAP	(240.3)	188.4	302.1

Investing activities
Net cash outflow from capital expenditure and financial investment under UK GAAP	(55.0)	(43.9)	(70.4)
Funding to joint ventures	(3.3)	(5.3)	(8.5)
Repayments of funding from joint ventures	1.9	2.4	3.8

Net cash used in investing activities under US GAAP	(56.4)	(46.8)	(75.1)

Financing activities
Cash inflow (outflow) from financing under UK GAAP	159.6	(140.8)	(225.8)

Net cash provided by (used in) financing activities under US GAAP	159.6	(140.8)	(225.8)

Net (decrease) increase in cash and cash equivalents under US GAAP	(137.1)	0.8	1.2

Cash and cash equivalents under US GAAP at the beginning of the period	223.6	50.3	80.7

Cash and cash equivalents under US GAAP at the end of the period	86.5	51.1	81.9

(ii)	Additional US GAAP Disclosures

(a)	Stock-based compensation

The Company accounts for stock-based compensation under the expense recognition provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and provides disclosures of pro-forma stock compensation expense in accordance with FASB Statement No. 123 “Accounting for Stock-Based Compensation”. Included in the Profit and Loss Account for all the share option schemes under APB No. 25 was a charge of £12.9 million (2001: £10.9 million). The net difference between the UK GAAP charge and the APB No. 25 charge in the current period was a US GAAP credit of (£2.3) million (2001: charge of £3.0 million). Had compensation expense for share options granted under these schemes been determined based on fair value at the grant dates consistent with the method required in accordance with FASB Statement No. 123, the Company’s net income and earnings per share for the six months ended December 31, 2001 and 2002 would have been reduced to the pro-forma amounts shown below:

	Six months ended December 31,

	2001	2002	2002

	£m	£m	$m
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income under US GAAP:
As reported	(1,013.3)	72.1	115.7
Add: APB 25 stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	10.9	12.9	20.7
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(26.6)	(51.4)	(82.4)

Pro forma	(1,029.0)	33.6	54.0
Net (loss) earnings per share under US GAAP:
Basic — as reported	(53.7)p	3.8p	6.1c
Basic — Pro forma	(54.6)p	1.8p	2.9c
Diluted — as reported	(53.7)p	3.8p	6.1c
Diluted — Pro forma	(54.6)p	1.8p	2.9c

     The movement in options outstanding during the eighteen month period ended December 31, 2002 is summarized in the following table:

	Number of shares	Weighted average
	under option	exercise price

Outstanding at June 30, 2001	33,542,169	£7.69
Granted in the period to December 31, 2001	14,900,010	£7.85
Lapsed in the period to December 31, 2001	(759,549)	£8.32
Cancelled in the period to December 31, 2001	(2,000)	£9.84
Exercised in the period to December 31, 2001	(4,469,867)	£5.88

Outstanding at December 31, 2001	43,210,763	£7.92
Granted in the period to June 30, 2002	1,380,659	£7.61
Lapsed in the period to June 30, 2002	(879,839)	£8.86
Cancelled in the period to June 30, 2002	(64,170)	£8.75
Exercised in the period to June 30, 2002	(634,710)	£3.95

Outstanding at June 30, 2002	43,012,703	£7.95
Granted in the period to December 31, 2002	14,802,114	£5.27
Lapsed in the period to December 31, 2002	(1,014,784)	£6.89
Cancelled in the period to December 31, 2002	—	—
Exercised in the period to December 31, 2002	(767,547)	£7.12

Outstanding at December 31, 2002	56,032,486	£7.27

     The awards outstanding can be summarized as follows:

	Number of	Number of
	Ordinary Shares	Ordinary Shares
Scheme	December 31, 2001	December 31, 2002

Approved and Unapproved Executive Share Options	32,219,741	41,964,884
LTIP Options	6,043,875	7,887,797
Sharesave Scheme Options	3,645,022	4,709,430
KCP	1,302,125	1,470,375

	43,210,763	56,032,486

Included within the total awards outstanding as at December 31, 2002, are 41,421,196 options (2001: 31,371,715) granted under the Executive Schemes, 7,887,797 options under the LTIP (2001: 6,043,875) and 1,470,375 KCP options (2001: 1,165,000), which may be exercised in the final year before their lapsing date, regardless of meeting performance criteria, if applicable, provided that the employee remains in employment with the Group. As at December 31, 2002, there are also 4,709,430 Sharesave Scheme options (2001: 3,645,022) outstanding to which no performance criteria are attached. There are also 3,886,220 options granted under the Executive Schemes (2001: 4,231,827), which are included in the total awards granted under the Executive Scheme as described above, outstanding to which no performance criteria are attached. The remaining 543,688 (2001: 848,026) options granted under the Executive Schemes only vest if performance criteria are met. These options are not included in the total awards granted under the Executive Scheme as described above.

Included within the KCP shares at December 31, 2001 were 167,125 shares awarded under the 2000 KCP. Under UK GAAP these are not disclosed within share options, as they were an award of shares with no option attached. Under US GAAP, due to their vesting being dependent upon meeting performance criteria, they were subject to variable plan accounting in accordance with APB 25.

The weighted average fair value of options granted in the period was estimated at approximately £3.18 (2001: £12.70) as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: no annual dividend; annual standard deviation (volatility) of 43% (2001: 45%); risk free interest rate of 4.74% (2001: 4.28%) and expected term of 9.1 years (2001: 9.4 years).

Additionally, the weighted average exercise price and fair value for options granted in the period with an exercise price below the market price at grant were estimated at £4.75 (2001: £6.11) and £2.90 (2001: £10.14) respectively. For options granted in the period with an exercise price equal to market price at grant date, the weighted average exercise price and fair value at grant date were estimated at £5.35 (2001: £8.04) and £3.23 (2001: £12.98) respectively.

The exercise prices for options outstanding at December 31, 2002 ranged from £1.55 to £16.27 (2001: £0.50 to £16.27), with a weighted average exercise price of £7.27 (2001: £7.92) and a weighted average remaining contractual life of 7.0 years (2001: 6.6 years).

The following table summarizes information about the stock options outstanding at December 31, 2002:

	Options outstanding			Options currently exercisable

		Weighted average
		remaining
		contractual life	Weighted average		Weighted average
Range of exercise prices	Number	(years)	exercise price	Number	exercise price

£1.00-£2.00	1,124	6.8	£1.55	1,124	£1.55
£2.00-£3.00	176,305	1.9	£2.56	176,305	£2.56
£3.00-£4.00	343,248	2.6	£3.69	10,282	£3.64
£4.00-£5.00	2,949,451	3.5	£4.71	76,823	£4.20
£5.00-£6.00	17,408,217	7.8	£5.30	4,767,358	£5.15
£6.00-£7.00	6,060,868	4.0	£6.35	4,918,440	£5.00
£7.00-£8.00	10,705,196	8.9	£7.88	9,989,660	£7.91
£8.00-£9.00	4,082,707	6.1	£8.32	548,332	£8.45
£9.00-£10.00	10,739,953	7.7	£9.86	6,045,743	£9.88
£10.00-£11.00	2,995,876	4.5	£10.06	1,441,784	£10.07
£11.00-£12.00	317,439	7.6	£11.40	—	—
£12.00-£13.00	179,363	7.5	£12.77	—	—
£13.00-£14.00	41,517	7.3	£13.97	—	—
£16.00-£17.00	31,222	7.2	£16.27	—	—

	56,032,486	7.0	£7.27	27,975,851	£7.68

(b)	Statement of comprehensive (loss) income

	Six months ended December 31,

	2001	2002	2002

	£m	£m	$m
Net (loss) income in accordance with US GAAP	(1,013.3)	72.1	115.7
Other comprehensive income, net of tax:
Unrealized gain on certain fixed asset investments	31.6	9.3	14.9
Foreign exchange gains recorded in cumulative translation reserve	10.8	—	—

Net comprehensive (loss) income in accordance with US GAAP	(970.9)	81.4	130.6

     In the period, there was no tax impact of the above reconciling items (2001: nil).

At December 31, 2002, the cumulative effect on US GAAP reserves was nil for fixed asset investments (June 30, 2002: £9.3 million) and £10.4 million for foreign exchange losses (June 30, 2002: £10.4 million).

(c) Guarantees

The Company and various of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s subsidiaries to meet their liabilities. These liabilities are already included in BSkyB’s consolidated accounts. These undertakings have been given for at least one year from the date of the signing of the latest UK statutory accounts of the subsidiary entity. A payment under these undertakings would only be required in the event of a subsidiary being unable to pay its liabilities. The maximum potential amount of future payments which would be made by the Company to its wholly-owned subsidiaries under these undertakings cannot be determined as the net liability position of the subsidiaries up to at least one year into the future is not known.

As at December 31, 2002, two of the Group’s subsidiary undertakings, British Sky Broadcasting Limited and Sky Subscribers Services Limited, have given joint and several guarantees in respect of the Company’s obligations under £300 million and £750 million revolving credit facilities and the US$650 million, US$600 million, US$300 million and £100 million Guaranteed Notes. The term of these guarantees corresponds with the term of the relevant obligations. In March 2003, the obligations under revolving credit facilities were reduced to £200 million and £600 million respectively.

The Company and various of its subsidiaries have undertaken, in the normal course of business, to provide support to several of the Company’s investments in both limited and unlimited companies and partnerships, to meet their liabilities. Several of these undertakings contain financial limits. These undertakings have been given for at least one year from the date of the signing of the UK statutory accounts of the related entity. A payment under these undertakings would be required in the event of an investment being unable to pay its liabilities. The Company and various of its subsidiaries have also agreed to provide additional funding to several of the Company’s investments in both limited and unlimited companies and partnerships. Payment of this additional funding would be required if requested by the investments in accordance with the funding agreements. The maximum potential amount of future payments which may be required to be made by the Company and various of its subsidiaries to its investments in both limited and unlimited companies and partnerships under the undertakings and additional funding agreements is £26.8 million.

(d) Adoption of new standards

SFAS No. 142, “Goodwill and Other Intangible Assets”

For a description of the implications of implementing SFAS No. 142 in the current year see Note 1 Goodwill, within Item 5.

SFAS No. 143, “Accounting for Asset Retirement Obligations”

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income.

The Group has adopted SFAS No. 143 in the current period without a material impact on the Group results of operations or its financial position.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. While it supersedes portions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the discontinued operations presentation, yet it broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale.

The Group has adopted SFAS No. 144 in the current period without a material impact on the Group results of operations or its financial position.

SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS No. 145”)

In April 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 145. SFAS No. 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and classified as an extraordinary item, net of any income tax. An entity is not prohibited from classifying such gains and losses as extraordinary items, as long as they meet the criteria in paragraph 20 of APB No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. In addition, SFAS No. 145 requires that capital leases that are modified so that the resulting lease arrangement is classified as an operating lease, are accounted for in the same manner as sale-leaseback transactions.

The Group has adopted SFAS No. 145 in the current period without a material impact on the Group results of operations or its financial position.

SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”)

In June 2002, the FASB issued SFAS No. 146. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Since December 31, 2002 there have been no such exit or disposal activities. Therefore, the Group has adopted this standard in the current period without a material impact on the Group results of operations or its financial position.

SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123” (“SFAS No. 148”)

In December 2002, the FASB issued SFAS No. 148. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 shall be effective for financial statements for fiscal years ending after December 15, 2002, and in some cases for interim periods beginning after December 15, 2002. The Group has adopted the disclosure provisions of SFAS No. 148 in the current period and is in the process of evaluating the recognition provisions.

FASB Interpretation (“FIN”) No. 45, “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN No. 45”)

In November 2002, the FASB issued FIN No. 45. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded.

The provisions related to recognizing a liability at inception for the fair value of the guarantor’s obligation do not apply in several circumstances. One of the exceptions is in the case of a parent’s guarantee of a subsidiary’s debt to a third party, and a subsidiary’s guarantee of the debt owed to a third party by either its parent or another subsidiary of that parent, as the case for the Group. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Group has adopted the disclosure provisions of FIN No. 45 in the current period and is in the process of evaluating the recognition provisions.

FIN No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”)

In January 2003, the FASB issued FIN No. 46. This clarification of Accounting Research Bulletin No. 51, Consolidated Financial Statements, applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. It requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. It also requires certain disclosures by the primary beneficiary of a variable interest entity and by an enterprise that holds significant variable interests in a variable interest entity where the enterprise is not the primary beneficiary.

FIN No. 46 is effective immediately for variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003, with early adoption encouraged. FIN No. 46 requires an entity to disclose certain information regarding a variable interest entity, if when the Interpretation becomes effective, it is reasonably possible that an enterprise will consolidate or have to disclose information about that variable interest entity, regardless of the date on which the variable interest entity was created. This Interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Group does not believe that the adoption of FIN No. 46 will have a material impact on the Group results of operations or its financial position.

ITEM 6: SUPPLEMENTAL GUARANTOR INFORMATION

From time to time the Company may issue debt securities which are guaranteed, on a full and unconditional basis, by the Company’s two main wholly owned operating subsidiaries, British Sky Broadcasting Limited and Sky Subscribers Services Limited. The Company has issued in the US public debt market in October 1996 US$300 million of 7.300% Guaranteed Notes repayable in October 2006, and in February 1999 US$600 million of 6.875% Guaranteed Notes repayable in February 2009. In July 1999 the Company issued US$650 million and £100 million of Regulation S/144A bonds with SEC registration rights repayable in July 2009 at rates of 8.200% and 7.750% respectively.

Supplemental condensed consolidating financial information for the guarantors is presented below prepared in accordance with the Group’s accounting policies applied in the six months ended December 31, 2002, except to the extent that investments in subsidiaries have been accounted for by the equity method and push down accounting has been applied for subsidiaries as required by the Securities and Exchange Commission. The Group’s accounting policies are in accordance with UK GAAP. This supplemental financial information should be read in conjunction with the Interim Consolidated Financial Statements in Item 1.

Supplemental condensed consolidating balance sheet
As at December 31, 2002 (2)
(£ millions)

	(3)	(1) (3)
	British Sky			Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries

Fixed assets
Intangible fixed assets	—	—	594	—	594
Tangible fixed assets	2	318	17	—	337
Investments
- joint ventures	—	—	28	—	28
- own shares	—	39	—	—	39
- other investments	40	1	—	—	41
Subsidiary undertakings
- shares	1,325	—	—	(1,325)	—
- loans	126	46	472	(644)	—

	1,493	404	1,111	(1,969)	1,039

Current assets
Stocks	—	582	45	—	627
Debtors: Amounts due after one year
Third party debtors	58	58	88	—	204
Debtors: Amounts falling due within one year
Intragroup debtors	787	767	747	(2,301)	—
Third party debtors	3	366	64	—	433
Cash at bank and in hand	—	44	7	—	51

	848	1,817	951	(2,301)	1,315

Creditors: Amounts falling due within one year
Intragroup creditors	(417)	(1,092)	(663)	2,172	—
Third party creditors	(43)	(1,033)	(104)	—	(1,180)

	(460)	(2,125)	(767)	2,172	(1,180)

Net current
Assets (liabilities)	388	(308)	184	(129)	135

Total assets
less current liabilities	1,881	96	1,295	(2,098)	1,174

Creditors : Amounts falling due after more than one year
Intragroup borrowings	(736)	(36)	(214)	986	—
Third party borrowings	(1,429)	(8)	—	—	(1,437)
Other	—	(17)	—	—	(17)

	(2,165)	(61)	(214)	986	(1,454)
Provisions for liabilities and Charges	—	—	(4)	—	(4)

	(284)	35	1,077	(1,112)	(284)

Capital and reserves
Called-up share capital	968	10	576	(586)	968
Share premium account	2,530	242	2,242	(2,484)	2,530
Shares to be issued	3	—	—	—	3
Other reserves	336	—	910	(910)	336
Profit and loss account	(4,121)	(217)	(3,244)	3,461	(4,121)
Application of push down accounting	—	—	593	(593)	—

Total capital and reserves	(284)	35	1,077	(1,112)	(284)

Supplemental condensed consolidating balance sheet (continued)
As at December 31, 2002 (2)
(£ millions)

	(3)	(1) (3)
	British Sky			Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries

Reconciliation to US GAAP
Capital and reserves under UK GAAP	(284)	35	1,077	(1,112)	(284)
Adjustments:
Amortization of goodwill	469	—	469	(469)	469
ESOP	(39)	(39)	—	39	(39)
Employee stock based compensation	37	37	—	(37)	37
Derivative accounting	7	(33)	—	33	7
Deferred taxation	8	8	—	(8)	8
Capitalized interest on digital assets	8	8	—	(8)	8

Capital and reserves under US GAAP	206	16	1,546	(1,562)	206

Supplemental condensed consolidating statement of operations
For the six months ended December 31, 2002 (2)
(£ millions)

	(3)	(1) (3)
	British Sky			Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	And	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries

Turnover	—	1,496	307	(292)	1,511
Operating expenses, net	—	(1,351)	(346)	280	(1,417)

Operating profit (loss)	—	145	(39)	(12)	94
Share of results of joint ventures	—	—	2	—	2
Provision against fixed asset investments	(21)	(91)	2	91	(19)
Share of retained profits (losses) of subsidiary undertakings	59	(12)	—	(47)	—

Profit (loss) on ordinary activities before interest and taxation	38	42	(35)	32	77
Interest receivable and similar income	40	123	2	(163)	2
Interest payable and similar charges
- on external financing	(62)	(1)	—	—	(63)
- intragroup interest	—	(41)	(6)	47	—

Profit (loss) on ordinary activities before taxation	16	123	(39)	(84)	16
Taxation	—	(29)	29	—	—

Transfer to (from) reserves	16	94	(10)	(84)	16

Reconciliation to US GAAP:
Net profit (loss) under UK GAAP	16	94	(10)	(84)	16
Adjustments:
Amortization of goodwill	64	—	64	(64)	64
Employee stock based compensation	3	3	—	(3)	3
Derivative accounting	14	(8)	—	8	14
Deferred taxation	(24)	(24)	—	24	(24)

Net profit under US GAAP	73	65	54	(119)	73

Supplemental condensed consolidating statements of cash flow
For the six months ended December 31, 2002 (2)
(£ millions)

		(1)
	British Sky		Non-	Reclassifications	BSkyB Group
	Broadcasting	Guarantor	Guarantor	and	and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries

Operating activities
Operating profit (loss)	—	145	(38)	(12)	95
Depreciation charges	—	40	4	—	44
Goodwill amortization	—	—	64	—	64
Decrease in working capital	—	14	38	—	52
Provisions utilized, net	—	—	(1)	—	(1)

Net cash inflow from operating activities	—	199	67	(12)	254
Returns on investments and servicing of finance
Interest paid and similar charges	(67)	—	—	—	(67)
Interest received and similar income	—	2	—	—	2

Net cash (outflow) inflow from returns on investments and servicing of finance	(67)	2	—	—	(65)
Capital expenditure and financial investment Payments to acquire tangible fixed assets	—	(41)	(4)	—	(45)

Net cash outflow from capital expenditure and financial investment	—	(41)	(4)	—	(45)
Acquisitions
Funding to joint ventures	—	—	(5)	—	(5)
Repayment of funding from joint ventures	—	—	2	—	2

Net cash outflow from acquisitions	—	—	(3)	—	(3)
Net cash (outflow) inflow before management of liquid resources and financing	(67)	160	60	(12)	141
Management of liquid resources
Decrease in short term deposits	—	1	—	—	1
Financing
Proceeds from issue of ordinary shares	1	—	—	—	1
Net decrease in total external debt	(141)	(1)	—	—	(142)
Loans from (to) Group companies	208	(159)	(61)	12	—

Net cash inflow (outflow) from financing	68	(160)	(61)	12	(141)
Increase (decrease) in cash	1	1	(1)	—	1

(Increase) reduction in net debt	(66)	160	60	(12)	142

Supplemental condensed consolidating statements of cash flow (continued)
For the six months ended December 31, 2002 (2)
(£ millions)

		(1)
	British Sky		Non-	Reclassifications	BSkyB Group
	Broadcasting	Guarantor	Guarantor	and	and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries

Reconciliation to US GAAP:
Net cash (used in) provided by operating activities	(67)	201	67	(12)	189
Net cash used in investing activities	—	(41)	(7)	—	(48)
Net cash provided by (used in) financing activities	68	(160)	(61)	12	(141)

Net increase (decrease) in cash and cash equivalents	1	—	(1)	—	—
Cash and cash equivalents under US GAAP at the beginning of the period	—	42	8	—	50

Cash and cash equivalents under US GAAP at the end of the period	1	42	7	—	50

Supplemental condensed consolidating balance sheet
As at December 31, 2001 (2)
(£ millions)

	(3)	(1) (3)
	British Sky			Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries

Fixed assets
Intangible fixed assets	—	—	715	—	715
Tangible fixed assets	2	287	25	—	314
Investments
- joint ventures	—	—	22	—	22
- own shares	—	22	—	—	22
- other investments	61	—	4	—	65
Subsidiary undertakings
- shares	798	—	—	(798)	—
- loans	579	51	289	(919)	—

	1,440	360	1,055	(1,717)	1,138

Current assets
Stocks	—	561	88	—	649
Debtors: Amounts due after one year
Third party debtors	77	72	68	—	217
Debtors: Amounts falling due within one year
Intragroup debtors	1,311	561	240	(2,112)	—
Third party debtors	4	454	63	—	521
Cash at bank and in hand	3	81	3	—	87

	1,395	1,729	462	(2,112)	1,474

Creditors: Amounts falling due within one year
Intragroup creditors	(794)	(1,518)	(756)	3,068	—
Third party creditors	(55)	(784)	(102)	—	(941)

	(849)	(2,302)	(858)	3,068	(941)

Net current assets (liabilities)	546	(573)	(396)	956	533

Total assets less current liabilities	1,986	(213)	659	(761)	1,671

Creditors : Amounts falling due after more than one year
Intragroup borrowings	(354)	—	(188)	542	—
Third party borrowings	(1,906)	(11)	—	—	(1,917)
Other	—	(12)	—	—	(12)

	(2,260)	(23)	(188)	542	(1,929)
Provisions for liabilities and charges	—	(5)	(11)	—	(16)

	(274)	(241)	460	(219)	(274)

Capital and reserves
Called-up share capital	946	10	858	(868)	946
Share premium account	2,405	242	3,777	(4,019)	2,405
Shares to be issued	257	—	—	—	257
Merger reserve	304	—	965	(965)	304
Application of push down accounting	—	—	715	(715)	—
Profit and loss account	(4,186)	(493)	(5,855)	6,348	(4,186)

Total capital and reserves	(274)	(241)	460	(219)	(274)

Supplemental condensed consolidating balance sheet (continued)
As at December 31, 2001 (2)
(£ millions)

	(3)	(1) (3)
	British Sky			Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	And	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries

Reconciliation to US GAAP
Capital and reserves under UK GAAP	(274)	(241)	460	(219)	(274)
Adjustments:
Amortization of goodwill	454	—	454	(454)	454
ESOP	(6)	(6)	—	6	(6)
Derivative accounting	(31)	(12)	—	12	(31)
Capitalized interest	8	8	—	(8)	8
Deferred taxation	13	14	—	(14)	13
Fixed asset investments	(11)	—	(11)	11	(11)
Deferred consideration	(253)	—	—	—	(253)

Capital and reserves under US GAAP	(100)	(237)	903	(666)	(100)

Supplemental condensed consolidating statement of operations
For the six months ended December 31, 2001(2)
(£ millions)

	(3)	(1) (3)
	British Sky			Reclassifications	BSkyB
	Broadcasting	Guarantor	Non-Guarantor	and	Group and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries

Turnover	—	1,294	285	(259)	1,320
Operating expenses, net	—	(1,219)	(360)	269	(1,310)

Operating profit (loss)	—	75	(75)	10	10
Share of results of joint ventures	—	—	(60)	—	(60)
Joint ventures’ goodwill amortization	—	—	(1,083)	—	(1,083)
Provision against fixed asset investments	(60)	—	—	—	(60)
Profit on sale of fixed asset investment	—	—	2	—	2
Release of provision (provision) for loss on disposal of subsidiary	—	—	10	—	10
Share of retained profits of subsidiary undertakings	(41)	(1)	—	42	—

(Loss) profit on ordinary activities before interest and taxation	(101)	74	(1,206)	52	(1,181)
Interest receivable and similar income	53	12	48	(104)	9
Interest payable and similar charges - on external financing	(75)	(1)	(4)	—	(80)
- intragroup interest	(21)	(58)	(25)	104	—
Amounts written off investments	(1,146)	—	(1,532)	2,678	—

(Loss) profit on ordinary activities before taxation	(1,290)	27	(2,719)	2,730	(1,252)
Taxation	(63)	(17)	(21)	—	(101)

Transfer (from) to reserves	(1,353)	10	(2,740)	2,730	(1,353)

Reconciliation to US GAAP:
Net loss under UK GAAP	(1,353)	10	(2,740)	2,730	(1,353)
Adjustments:
Amortization of goodwill	358	—	358	(358)	358
Transition provision	(19)	(19)	—	19	(19)
Employee stock based compensation	(1)	(1)	—	1	(1)
Derivative accounting	(10)	(20)	—	20	(10)
Capitalized interest	(1)	(1)	—	1	(1)
Deferred taxation	3	3	—	(3)	3
Amounts written off fixed asset investments	10	—	—	—	10

Net loss under US GAAP	(1,013)	(28)	(2,382)	2,410	(1,013)

Supplemental condensed consolidating statements of cash flow
For the six months ended December 31, 2001 (2)
(£ millions)

		(1)
	British Sky		Non-	Reclassifications	BSkyB Group
	Broadcasting	Guarantor	Guarantor	and	and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries

Operating activities
Operating profit	—	75	(75)	10	10
Depreciation charges	—	32	9	—	41
Goodwill amortization	—	—	60	—	60
Decrease (increase) in working capital	(10)	(224)	(30)	1	(263)
Provisions utilized, net	—	(21)	(6)	—	(27)

Net cash inflow (outflow) from operating activities	(10)	(138)	(42)	11	(179)
Returns on investments and servicing of finance
Interest paid and similar charges	(69)	—	—	—	(69)
Interest received and similar income	—	7	—	—	7

Net cash (outflow) inflow from returns on investments and servicing of finance	(69)	7	—	—	(62)
Taxation
Consortium relief paid	—	—	—	—	—
Capital expenditure and financial investment
Payments to acquire tangible fixed assets	—	(46)	(3)	—	(49)
Receipts from sales of intangible fixed assets	—	—	1	—	1
Purchase of own shares	—	(7)	—	—	(7)

Net cash outflow from capital expenditure and financial investment	—	(53)	(2)	—	(55)
Acquisitions
Funding to joint ventures	—	—	(3)	—	(3)
Repayment of funding from joint ventures	—	—	2	—	2

Net cash outflow from acquisitions	—	—	(1)	—	(1)
Net cash outflow before management of liquid resources and financing	(79)	(184)	(45)	11	(297)
Management of liquid resources
Decrease in short term deposits	—	55	—	—	55
Financing
Proceeds from issue of ordinary shares	12	—	—	—	12
Payments made in the issue of ordinary shares	(2)	—	—	—	(2)
Net increase in total external debt	150	—	—	—	150
Loans (from) to Group companies	(78)	48	41	(11)	—

Net cash inflow (outflow) from financing	82	48	41	(11)	160
(Decrease) increase in cash	3	(81)	(4)	—	(82)

(Increase) reduction in net debt	(147)	(136)	(4)	—	(287)

Supplemental condensed consolidating statements of cash flow (continued)
For the six months ended December 31, 2001 (2)
(£ millions)

		(1)
	British Sky		Non-	Reclassifications	BSkyB Group
	Broadcasting	Guarantor	Guarantor	and	and
	Group plc	Subsidiaries	Subsidiaries	Eliminations	Subsidiaries

Reconciliation to US GAAP:
Net cash (used in) provided by operating activities	(79)	(131)	(42)	11	(241)
Net cash used in investing activities	—	(53)	(3)	—	(56)
Net cash provided by financing activities	82	48	41	(11)	160

Net increase (decrease) in cash and cash equivalents	3	(136)	(4)	—	(137)
Cash and cash equivalents under US GAAP at the beginning of the year	—	217	7	—	224

Cash and cash equivalents under US GAAP at the end of the year	3	81	3	—	87

Notes to Supplemental Guarantor Information

(1)  The Guarantors are:

•	British Sky Broadcasting Limited: Operates and distributes the Sky Channels and markets the Sky Distributed Channels to DTH viewers.

•	Sky Subscribers Services Limited: Provides ancillary functions supporting the DTH broadcasting operations of its parent company, British Sky Broadcasting Limited, and others.

(2)	Certain reclassifications were made to conform all the financial information to the financial presentation of the Group. The principal elimination entries relate to investments in subsidiaries and intercompany balances.

(3)	Investments in Group subsidiaries are accounted for by their parent company under the equity method of accounting for the purposes of the supplemental combining presentation only. Under the equity method, earnings of subsidiary undertakings are reflected in the parent company’s investment account and earnings. Where all or part of loans to loss making subsidiary undertakings have been written off, the effect of accounting by the equity method has been to reverse these write-offs.

(4)	Separate financial statements of the subsidiary guarantors are not included herein because the Company has determined that such financial statements are not material to investors.

GLOSSARY OF TERMS

ADR	American Depositary Receipt
ADS	American Depositary Share
à la carte	A television channel which can be subscribed to on an individual basis by a DTH subscriber to one of our packages of basic channels
Basic Packages	DTH subscription packages which exclude Premium Channels
BiB	British Interactive Broadcasting Holdings Limited — a subsidiary of the Group, which was a joint venture until May 9, 2001, and whose subsidiary, Sky Interactive Limited, delivers digitally transmitted interactive services to TV viewers in the UK and the Republic of Ireland
bonus channel	A channel provided to a subscriber in addition to one or more subscription channels, but at no incremental cost to the subscriber
BSkyB or the company	British Sky Broadcasting Group plc
DTH	Direct to home (i.e. the transmission of satellite services for reception by a viewer with satellite reception equipment)
DTT	Digital terrestrial television
fiscal year or fiscal	Refers to the 12 months ended on the Sunday nearest to June 30, of the given year
FRS	UK Financial Reporting Standard
GAAP	Generally Accepted Accounting Principles
the Group	BSkyB and its subsidiary undertakings
Minibox	A lower cost set-top box with the same basic functionality as a digital set-top box
the period	the six months ended December 31, 2002
the prior period	the six months ended December 31, 2001
Premium Channels	The Sky Premium Channels and the Premium Sky Distributed Channels
Premium Sky Distributed Channels	Disney Channel (including the three Disney multiplex channels, “Toon Disney”, “Playhouse Disney” and “Disney Channel +1 hour”), FilmFour (including FilmFour multiplex channels, “FilmFour +1” and “FilmFour Extreme”), MUTV, Chelsea TV, Artsworld, Star Plus and Star News
Sky Basic Channels	Sky One, Sky One Mix, Sky News, Sky Travel, Sky Travel Extra and Sky Sports News; and, from April 2003, Flaunt, The Amp and Scuzz
Sky Channels	Television channels wholly owned by the Group, being the Sky Basic Channels and the Sky Premium Channels (including bonus and enhanced channels to the Sky Premium Channels)
Sky Distributed Channels	Television channels owned and broadcast by third parties, retailed by the Group to DTH viewers
Sky Premium Channels	Sky Movies Max (including the four multiplexes, Sky Movies Max 2,3,4 and 5), Sky Movies Premier (including the four multiplexes, Sky Movies Premier 2, 3, and 4 and Sky Movies Premier Widescreen (renamed Sky Movie Premier 5 on April 2, 2003)), Sky Sports 1 and Sky Sports 2
Sky World	The top tier of packages that includes all Sky Premium Channels
VAT	Value Added Tax